Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD WEALTH SOLUTIONS LTD.
AS OF SEPTEMBER 30, 2025 AND DECEMBER 31, 2024
AND FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2025 AND 2024

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF US$ MILLIONS, EXCEPT SHARE DATA	Note	September 30, 2025	December 31, 2024
Assets
Available-for-sale fixed maturity securities, at fair value (net of allowance for credit losses of $5 and $27, respectively; amortized cost of $60,616 and $53,651, respectively)	3	$61,928	$53,802
Equity securities, at fair value	4	8,197	3,854
Mortgage loans on real estate, at amortized cost (net of allowance for credit losses of $151 and $158, respectively)	5	11,218	12,426
Private loans, at amortized cost (net of allowance for credit losses of $166 and $97, respectively)	6	7,751	5,204
Investment real estate, at cost (net of accumulated depreciation of $261 and $232, respectively)	7	2,730	2,366
Real estate partnerships	7	4,178	3,438
Investment funds	8	7,311	6,111
Policy loans	11	253	276
Short-term investments, at estimated fair value	11	1,469	4,400
Other invested assets	11	1,127	1,089
Total investments		106,162	92,966
Cash and cash equivalents	11	12,209	12,243
Accrued investment income		868	860
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	11,461	10,696
Reinsurance funds withheld	11	1,462	1,517
Premiums due and other receivables		727	647
Ceded unearned premiums		395	520
Deferred tax asset	22	493	760
Reinsurance recoverables and deposit assets	17, 19, 20	12,438	13,195
Property and equipment (net of accumulated depreciation of $377 and $377, respectively)		270	272
Intangible assets (net of accumulated amortization of $202 and $106, respectively)	15	1,657	1,690
Goodwill		783	783
Other assets	11, 19	2,701	2,461
Separate account assets	13	1,195	1,343
Total assets		152,821	139,953
Liabilities
Future policy benefits	17	15,371	14,088
Policyholders’ account balances	18	89,469	83,079
Policy and contract claims	20	7,453	7,659
Deposit liabilities		1,445	1,502
Market risk benefits	19	4,505	3,655
Unearned premium reserve		1,421	1,843
Due to related parties	26	2,130	684
Other policyholder funds		353	347
Notes payable	8, 11	204	189
Corporate borrowings	21	572	1,022
Subsidiary borrowings	21	3,993	3,329
Funds withheld for reinsurance liabilities	11	3,208	3,392
Other liabilities		4,587	4,745
Separate account liabilities	13	1,195	1,343
Total liabilities		135,906	126,877

Equity
Class A exchangeable and Class B ($21.89 and $22.07 par value, respectively; 65,336,561 and 65,190,774 issued, respectively; 59,964,210 and 62,190,774 outstanding, respectively)(1)	23	1,338	1,442
Class C ($1 par value; 247,868,246 and 201,116,647 issued and outstanding, respectively)	23	10,986	8,526
Retained earnings		2,812	2,054
Accumulated other comprehensive income	24	1,151	204
Non-controlling interests		628	850
Total equity		16,915	13,076
Total liabilities and equity		$152,821	$139,953

__________________________
(1)5,372,351 Class A exchangeable shares were held in treasury as of September 30, 2025 (December 31, 2024 – 3,000,000 Class A exchangeable shares).
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS		Three Months Ended		Nine Months Ended
	Note	2025	2024	2025	2024
Net premiums	12	$804	$1,165	$2,955	$4,212
Other policy revenue	12	198	217	577	529
Net investment income	10	1,476	1,264	4,359	2,956
Investment related gains	10	426	331	651	261
Net investment results from reinsurance funds withheld		22	(8)	39	398
Total revenues		2,926	2,969	8,581	8,356

Policyholder benefits and claims incurred	12, 17, 20	(744)	(1,230)	(2,930)	(4,159)
Interest sensitive contract benefits	12, 18	(534)	(557)	(1,555)	(1,164)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	14	(380)	(366)	(1,082)	(867)
Change in fair value of insurance-related derivatives and embedded derivatives	9	185	(219)	(146)	(162)
Change in fair value of market risk benefits	12, 19	(310)	(207)	(625)	(406)
Other reinsurance expenses		(2)	(6)	(4)	(20)
Operating expenses		(272)	(330)	(977)	(1,024)
Interest expense		(112)	(99)	(267)	(266)
Total benefits and expenses		(2,169)	(3,014)	(7,586)	(8,068)
Net income (loss) before income taxes		757	(45)	995	288
Income tax recovery (expense)	22	(149)	110	(153)	383
Net income		$608	$65	$842	$671

Attributable to:
Class A exchangeable and Class B shareholders(1)		$4	$4	$12	$10
Class C shareholder		579	48	746	641
Non-controlling interests		25	13	84	20
		$608	$65	$842	$671
Net income per Class C share:
Basic	25	$2.38	$0.16	$3.45	$4.77
__________________________
(1)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS		Three Months Ended		Nine Months Ended
	Note	2025	2024	2025	2024
Net income		$608	$65	$842	$671
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains		552	1,512	948	1,751
Foreign currency translation		(101)	28	68	1
Change in discount rate for future policy benefits	17	(48)	(335)	(114)	(86)
Change in instrument-specific credit risk for market risk benefits	19	99	(71)	74	(49)
Defined benefit pension plan adjustment		(24)	3	(29)	22
Total other comprehensive income	24	478	1,137	947	1,639
Comprehensive income		$1,086	$1,202	$1,789	$2,310

Attributable to:
Class A exchangeable and Class B shareholders(1)	$4	$4	$12	$10
Class C shareholder	1,057	1,185	1,693	2,280
Non-controlling interests	25	13	84	20
	$1,086	$1,202	$1,789	$2,310
__________________________
(1)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders			Class C shareholder
FOR THE PERIODS ENDED SEP. 30, 2025 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interests	Total equity
Balance as of January 1, 2025	$1,442	$28	$1,470	$8,526	$2,026	$204	$10,756	$850	$13,076
Net income (loss)	—	4	4	—	(330)	—	(330)	44	(282)
Other comprehensive income	—	—	—	—	—	344	344	—	344
Comprehensive income (loss)	—	4	4	—	(330)	344	14	44	62
Other items:
Equity issuances, net	—	—	—	—	—	—	—	(90)	(90)
Distributions(1)	(4)	—	(4)	—	—	—	—	(33)	(37)
Acquisition of treasury shares, net	(1)	—	(1)	—	—	—	—	—	(1)
Total change in the period	(5)	4	(1)	—	(330)	344	14	(79)	(66)
Balance as of March 31, 2025	$1,437	$32	$1,469	$8,526	$1,696	$548	$10,770	$771	$13,010
Net income	—	4	4	—	497	—	497	15	516
Other comprehensive income	—	—	—	—	—	125	125	—	125
Comprehensive income	—	4	4	—	497	125	622	15	641
Other items:
Equity issuances, net	2	—	2	2,210	—	—	2,210	(5)	2,207
Distributions(1)	(4)	—	(4)	—	—	—	—	(15)	(19)
Total change in the period	(2)	4	2	2,210	497	125	2,832	(5)	2,829
Balance as of June 30, 2025	$1,435	$36	$1,471	$10,736	$2,193	$673	$13,602	$766	$15,839
Net income	—	4	4	—	579	—	579	25	608
Other comprehensive income	—	—	—	—	—	478	478	—	478
Comprehensive income	—	4	4	—	579	478	1,057	25	1,086
Other items:
Equity issuances, net	4	—	4	250	—	—	250	(137)	117
Distributions(1)	(4)	—	(4)	—	—	—	—	(26)	(30)
Acquisition of treasury shares, net	(97)	—	(97)	—	—	—	—	—	(97)
Total change in the period	(97)	4	(93)	250	579	478	1,307	(138)	1,076
Balance as of September 30, 2025	$1,338	$40	$1,378	$10,986	$2,772	$1,151	$14,909	$628	$16,915
__________________________
(1)The Company distributed $0.06 in the form of a return of capital per each Class A exchangeable and Class B share in the first, second and third quarters of 2025. Distribution per share has been adjusted to reflect a three-for-two stock split on October 9, 2025.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Class A exchangeable, Class A-1 exchangeable and Class B shareholders			Class C shareholder
FOR THE PERIODS ENDED SEP. 30, 2024 US$ MILLIONS	Share capital	Retained earnings	Total	Share capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2024	$1,577	$14	$1,591	$3,607	$931	$(120)	$4,418	$146	$6,155
Net income	—	3	3	—	332	—	332	2	337
Other comprehensive income	—	—	—	—	—	4	4	—	4
Comprehensive income	—	3	3	—	332	4	336	2	341
Other items:
Distributions and redeemable preferred share dividends(1)	(3)	—	(3)	—	(28)	—	(28)	(3)	(34)
Total change in the period	(3)	3	—	—	304	4	308	(1)	307
Balance as of March 31, 2024	$1,574	$17	$1,591	$3,607	$1,235	$(116)	$4,726	$145	$6,462
Net income	—	3	3	—	261	—	261	5	269
Other comprehensive income	—	—	—	—	—	498	498	—	498
Comprehensive income	—	3	3	—	261	498	759	5	767
Other items:
Equity issuances	—	—	—	1,119	—	—	1,119	—	1,119
Non-controlling interest assumed on acquisition	—	—	—	—	—	—	—	713	713
Distributions and redeemable preferred share dividends(1)	(3)	—	(3)	—	(28)	—	(28)	(15)	(46)
Total change in the period	(3)	3	—	1,119	233	498	1,850	703	2,553
Balance as of June 30, 2024	$1,571	$20	$1,591	$4,726	$1,468	$382	$6,576	$848	$9,015
Net income	—	4	4	—	48	—	48	13	65
Other comprehensive income	—	—	—	—	—	1,137	1,137	—	1,137
Comprehensive income	—	4	4	—	48	1,137	1,185	13	1,202
Other items
Equity issuances	1	—	1	—	—	—	—	1	2
Distributions and redeemable preferred share dividends(1)	(4)	—	(4)	—	(28)	—	(28)	(13)	(45)
Total change in the period	(3)	4	1	—	20	1,137	1,157	1	1,159
Balance as of September 30, 2024	$1,568	$24	$1,592	$4,726	$1,488	$1,519	$7,733	$849	$10,174
__________________________
(1)The Company distributed $0.05 in the form of a return of capital per each Class A exchangeable, Class A-1 exchangeable and Class B share in the first, second and third quarters of 2024. Distribution per share has been adjusted to reflect a three-for-two stock split on October 9, 2025.
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2025	2024
Operating activities
Net income	$842	$671
Adjustments to reconcile net income to net cash from operating activities:
Other policy revenue	(577)	(529)
Accretion on investments	(602)	(372)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	1,082	867
Deferral of policy acquisition costs	(1,264)	(962)
Gains on investments and derivatives	(850)	(1,132)
Provisions for credit losses	42	57
Income from real estate partnerships, investment funds and corporations	(600)	(234)
Distributions from real estate partnerships, investment funds and corporations	389	335
Interest credited to policyholders’ account balances	1,555	1,261
Change in fair value of embedded derivatives...	391	730
Depreciation and amortization	155	156
Deferred income taxes	72	(680)
Changes in operating assets and liabilities:
Insurance-related liabilities	455	1,632
Deposit liabilities	(173)	(79)
Funds withheld under reinsurance	(177)	(391)
Reinsurance recoverables and deposit assets	940	741
Accrued investment income	(38)	(91)
Working capital and other	(154)	338
Cash flows from operating activities	1,488	2,318
Investing activities
Acquisition of subsidiary, net of cash acquired	—	10,843
Purchase of investments:
Available-for-sale fixed maturity securities	(14,124)	(8,652)
Equity securities	(325)	(553)
Mortgage loans on real estate	(994)	(1,012)
Private loans	(2,381)	(2,577)
Investment real estate and real estate partnerships	(1,169)	(1,625)
Investment funds	(1,994)	(302)
Short-term investments	(12,239)	(9,495)
Other invested assets	(196)	(292)
Proceeds from sales and maturities of investments:
Available-for-sale fixed maturity securities	8,067	6,944
Equity securities	288	80
Mortgage loans on real estate	2,276	1,248
Private loans	1,046	681
Investment real estate and real estate partnerships	93	225
Investment funds	440	436
Short-term investments	14,954	8,988
Other invested assets	216	83
Purchases of derivatives	(714)	(416)
Proceeds from sales and maturities of derivatives, net	766	678
Purchase of intangibles and property and equipment	(46)	(61)
Proceeds from sales of intangibles and property and equipment	—	27
Change in collateral held for derivatives	75	417
Other	12	11
Cash flows from investing activities	(5,949)	5,676

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2025	2024
Financing activities
Return of capital to common stockholders	(109)	(10)
Borrowings from related parties	127	1,988
Repayment of borrowings to related parties	(41)	(1,988)
Borrowings from external parties	2,826	3,520
Repayment of borrowings to external parties	(2,606)	(2,767)
Borrowings issued to reinsurance entities	3	4
Repayment of borrowings issued to reinsurance entities	(11)	(29)
Policyholders’ account deposits	12,019	7,785
Policyholders’ account withdrawals	(7,485)	(6,117)
Debt issuance costs	(14)	(4)
Proceeds from repurchase agreement	33	153
Repayments of repurchase agreement	(33)	(152)
Issuance (redemption) of capital with non-controlling interests, net	(232)	1
Distributions to non-controlling interests	(74)	(31)
Cash flows from financing activities	4,403	2,353
Cash and cash equivalents
Cash and cash equivalents, beginning of period	12,243	4,308
Net change during the period	(58)	10,347
Foreign exchange on cash balances held in foreign currencies	24	(28)
Cash and cash equivalents, end of period	$12,209	$14,627

Supplementary cash flow disclosure
Cash taxes paid (net of refunds received)	$95	$2
Cash interest paid	169	201
Non-cash transactions:
Investments received in connection with pension risk transfer transactions	—	462
Investments received in relation to the issuance of common stock	3,785	1,119
Investments received in connection with the sale of investment funds	786	—
Equity securities transferred as consideration paid for acquisition of a subsidiary	—	(1,111)
The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS
Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. References in these financial statements to “we”, “our”, “us” or “the Company” refer to Brookfield Wealth Solutions and its subsidiaries, whereas references to “Brookfield” refer to Brookfield Corporation and its subsidiaries. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BNT”. Our operations are located primarily in Bermuda, the United States (“U.S.”), Canada, the Cayman Islands and the United Kingdom (“U.K.”). The Company’s registered head office address is Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, HM08, Bermuda.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our direct 100% ownership interest in BWS Holdings Ltd. (“BWS Holdings”), we hold the interest in our operating subsidiaries, which are: American National Group Inc. (“ANGI”), Argo Group International Holdings, Inc. (“Argo”), Blumont Annuity Company (“BAC Canada”), Blumont Annuity Company UK Ltd. (“BAC UK”), North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC (“NER SPC”). The Company’s reporting segments are Annuities, Property and Casualty (“P&C”), Life Insurance and Corporate and Other. For segment information, refer to Note 27.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited condensed consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been prepared under accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated. The financial statements should be read in conjunction with the December 31, 2024 audited consolidated financial statements of the Company and accompanying notes and financial statement schedules included on the Form 20-F, filed with the SEC on March 27, 2025. The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the results for any subsequent period or the entire fiscal year ending December 31, 2025. These financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with GAAP.
The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Included among the material (or potentially material) reported amounts and disclosures that require use of estimates are fair value of certain financial assets, derivatives, allowances for credit losses, deferred policy acquisition costs (“DAC”), value of business acquired (“VOBA”), reinsurance funds withheld, goodwill and other intangibles, market risk benefits (“MRB”), future policy benefits (“FPB”), policyholders’ account balances (“PAB”) including the fair value of embedded derivatives, policy and contract claims, income taxes including the recoverability of deferred tax assets, and the potential effects of resolving litigated matters. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Basis of Consolidation
These financial statements include the accounts of the Company and its consolidated subsidiaries, which are legal entities where the Company has a controlling financial interest either by holding a majority voting interest or as the primary beneficiary of the variable interest entity (“VIE”). All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
The consolidation assessment depends on the specific facts and circumstances for each entity and requires judgment. Refer to Note 2 of the Company’s December 31, 2024 audited consolidated financial statements for a further description of the Company’s accounting policies regarding consolidation.

Adoption of New Accounting Standards
In the current period, the Company did not adopt any Accounting Standard Update (“ASU”) issued by the Financial Accounting Standards Board (“FASB”) that were material in presentation or amount.
Recently issued accounting pronouncements
The Company continues to assess the impacts of the following ASUs issued but not yet adopted as of September 30, 2025 on the financial statements. ASUs not listed below were assessed and determined to be either not applicable or insignificant in presentation or amount.
ASU 2023-09 – On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU aim to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. Among other things, it requires, on an annual basis, the disclosure of the following: (i) specific categories in the rate reconciliation; (ii) additional information for reconciling items that meet a quantitative threshold; (iii) the amount of income taxes paid disaggregated by federal, state, and foreign taxes; and (iv) the amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than 5 percent of total income taxes paid. This ASU will be effective for annual reporting periods beginning after December 15, 2024 to be applied prospectively with an option for retrospective application, with early adoption permitted. We do not expect the adoption of this ASU to have a material impact on our financial statements.
ASU 2024-03 and ASU 2025-01 – On November 4, 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU require public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. On January 6, 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which explains the effective date provisions of ASU 2024-03 for non-calendar year-end entities. ASU 2024-03 will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, to be applied on either a retrospective or prospective basis subject to certain exceptions, with early adoption permitted. We are currently evaluating the impact of this ASU on our financial statements. However, as they apply to disclosure requirements, the adoption of this ASU is not anticipated to have a material impact on our profitability, financial position or cash flows.

NOTE 3. AVAILABLE-FOR-SALE FIXED MATURITY SECURITIES
The amortized cost and fair value of available-for-sale fixed maturity securities are shown below:

AS OF SEP. 30, 2025 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$402	$4	$(41)	$—	$365
U.S. state and municipal	3,096	118	(21)	(3)	3,190
Foreign governments	1,783	52	(24)	—	1,811
Corporate debt securities	45,123	1,222	(232)	(2)	46,111
Residential mortgage-backed securities	1,140	49	(2)	—	1,187
Commercial mortgage-backed securities	3,785	128	(36)	—	3,877
Collateralized debt securities	5,287	139	(39)	—	5,387
Total fixed maturity securities	$60,616	$1,712	$(395)	$(5)	$61,928

AS OF DEC. 31, 2024 US$ MILLIONS	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
U.S. treasury and government	$410	$2	$(43)	$—	$369
U.S. state and municipal	3,280	39	(30)	—	3,289
Foreign governments	2,082	11	(51)	—	2,042
Corporate debt securities	37,312	571	(477)	(26)	37,380
Residential mortgage-backed securities	1,288	28	(5)	(1)	1,310
Commercial mortgage-backed securities	3,259	91	(30)	—	3,320
Collateralized debt securities	6,020	103	(31)	—	6,092
Total fixed maturity securities	$53,651	$845	$(667)	$(27)	$53,802
The amortized cost and fair value, by contractual maturity, of available-for-sale fixed maturity securities are shown below. Actual maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Residential and commercial mortgage-backed securities and collateralized debt securities, which are not due at a single maturity, have been separately presented below.

AS OF SEP. 30, 2025 US$ MILLIONS	Amortized Cost	Fair Value
Due in one year or less	$2,222	$2,232
Due after one year through five years	21,135	21,565
Due after five years through ten years	9,280	9,521
Due after ten years	17,767	18,159
	50,404	51,477
Residential mortgage-backed securities	1,140	1,187
Commercial mortgage-backed securities	3,785	3,877
Collateralized debt securities	5,287	5,387
Total	$60,616	$61,928
Proceeds from sales of available-for-sale fixed maturity securities, with the related gross realized gains and losses, are shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Proceeds from sales of available-for-sale fixed maturity securities	$2,164	$3,215	$8,067	$6,944
Gross realized gains	60	20	79	44
Gross realized losses	(17)	(109)	(85)	(146)
The Company has pledged bonds in connection with certain agreements and transactions, such as financing and reinsurance agreements. The carrying value of bonds pledged was $10.1 billion and $8.9 billion as of September 30, 2025 and December 31, 2024, respectively.
In accordance with various regulations, the Company has securities on deposit with regulating authorities with a carrying value of $177 million and $213 million as of September 30, 2025 and December 31, 2024, respectively. There are no restrictions on these assets.

The gross unrealized losses and fair value of available-for-sale fixed maturity securities, aggregated by investment category and the length of time individual securities have been in a continuous unrealized loss position due to market factors are shown below:

	Less than 12 months			12 months or more			Total
AS OF SEP. 30, 2025 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	5	$(10)	$10	21	$(31)	$104	26	$(41)	$114
U.S. state and municipal	77	(4)	277	84	(17)	243	161	(21)	520
Foreign governments	23	(5)	244	28	(19)	79	51	(24)	323
Corporate debt securities	674	(42)	3,765	429	(190)	3,454	1,103	(232)	7,219
Residential mortgage-backed securities	22	—	50	16	(2)	97	38	(2)	147
Commercial mortgage-backed securities	40	(16)	367	39	(20)	273	79	(36)	640
Collateralized debt securities	97	(16)	922	21	(23)	304	118	(39)	1,226
Total	938	$(93)	$5,635	638	$(302)	$4,554	1,576	$(395)	$10,189

	Less than 12 months			12 months or more			Total
AS OF DEC. 31, 2024 US$ MILLIONS, EXCEPT NUMBER OF ISSUES	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value	Number of Issues	Gross Unrealized Losses	Fair Value
U.S. treasury and government	6	$(7)	$54	19	$(36)	$87	25	$(43)	$141
U.S. state and municipal	174	(20)	851	190	(10)	280	364	(30)	1,131
Foreign governments	30	(38)	1,520	28	(13)	49	58	(51)	1,569
Corporate debt securities	1,669	(172)	7,199	590	(305)	4,949	2,259	(477)	12,148
Residential mortgage-backed securities	95	(4)	227	16	(1)	61	111	(5)	288
Commercial mortgage-backed securities	104	(25)	667	9	(5)	27	113	(30)	694
Collateralized debt securities	179	(29)	1,182	15	(2)	35	194	(31)	1,217
Total	2,257	$(295)	$11,700	867	$(372)	$5,488	3,124	$(667)	$17,188
The unrealized losses as of September 30, 2025 and December 31, 2024 are principally related to the timing of the purchases of certain securities, which carry less yield than those available as of those dates. Approximately 94% and 89% of the fair value of fixed maturity securities shown above as of September 30, 2025 and December 31, 2024, respectively, are rated investment grade.
The Company expects to recover the amortized cost on all securities except for those securities on which it recognized an allowance for credit loss. In addition, as the Company did not have the intent to sell fixed maturity securities with unrealized losses and it was not more likely than not that the Company would be required to sell these securities prior to recovery of the amortized cost, which may be maturity, the Company did not write down these investments to fair value through the statements of operations.

Allowance for Credit Losses
Several assumptions and underlying estimates are made in the evaluation of allowance for credit loss. Examples include financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry conditions and trends and implications of rating agency actions and offering prices. Based on this evaluation, unrealized losses on available-for-sale securities where an allowance for credit loss was not recorded were concentrated within the financials sector as of September 30, 2025 and December 31, 2024.
The rollforward of the allowance for credit losses for available-for-sale fixed maturity securities is shown below for the three and nine months ended September 30, 2025 and 2024:

FOR THE PERIODS ENDED SEP. 30, 2025 US$ MILLIONS	U.S. State and Municipal	Corporate Debt Securities	Residential Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2025	$—	$(26)	$(1)	$—	$(27)
Credit losses recognized on securities for which credit losses were not previously recorded	—	(10)	—	(2)	(12)
Reductions for securities sold during the period	—	15	—	—	15
Changes in previously recorded allowance	—	19	1	1	21
Balance as of June 30, 2025	$—	$(2)	$—	$(1)	$(3)
Credit losses recognized on securities for which credit losses were not previously recorded	(3)	—	—	—	(3)
Changes in previously recorded allowance	—	—	—	1	1
Balance as of September 30, 2025	$(3)	$(2)	$—	$—	$(5)

FOR THE PERIODS ENDED SEP. 30, 2024 US$ MILLIONS	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Collateralized Debt Securities	Total
Balance as of January 1, 2024	$(19)	$(1)	$(6)	$(4)	$(30)
Credit losses recognized on securities for which credit losses were not previously recorded	(26)	—	—	—	(26)
Reductions for securities sold during the period	1	—	—	—	1
Changes in previously recorded allowance	9	1	—	2	12
Balance as of June 30, 2024	$(35)	$—	$(6)	$(2)	$(43)
Credit losses recognized on securities for which credit losses were not previously recorded	(3)	—	—	—	(3)
Reductions for securities sold during the period	2	—	—	—	2
Changes in previously recorded allowance	15	(1)	—	1	15
Balance as of September 30, 2024	$(21)	$(1)	$(6)	$(1)	$(29)
No accrued interest receivables were written off as of September 30, 2025 and December 31, 2024.

NOTE 4. EQUITY SECURITIES
The net gains (losses) on equity securities recognized in “Investment related gains (losses)” on the statements of operations are shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Unrealized gains on equity securities	$408	$556	$625	$432
Net gains (losses) on equity securities sold	4	(20)	75	152
Net gains on equity securities	$412	$536	$700	$584
Equity securities by market sector distribution are shown below, based on carrying value:

AS OF	September 30, 2025	December 31, 2024
Consumer goods	1%	5%
Education	4%	7%
Energy and utilities	7%	5%
Finance	76%	62%
Healthcare	1%	3%
Industrials	6%	7%
Information technology	4%	10%
Other	1%	1%
Total	100%	100%

NOTE 5. MORTGAGE LOANS ON REAL ESTATE
The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and residential. Commercial mortgage loans include agricultural mortgage loans. The breakdown of mortgage loans on real estate by portfolio segment is as follows:

AS OF US$ MILLIONS	September 30, 2025	December 31, 2024
Commercial mortgage loans	$8,860	$9,891
Residential mortgage loans	2,509	2,693
Total	11,369	12,584
Allowance for credit losses	(151)	(158)
Total, net of allowance	$11,218	$12,426

The Company’s commercial mortgage loan portfolio consists of loans collateralized by the related properties and diversified as to property type, location and loan size. The geographic categories come from the U.S. Census Bureau’s “Census Regions and Divisions of the United States”. The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	September 30, 2025		December 31, 2024
	Amount	Percentage	Amount	Percentage
Geographic distribution:
Pacific	$2,030	23%	$2,126	21%
Mountain	1,400	16%	1,687	17%
West North Central	280	3%	302	3%
West South Central	1,318	15%	1,480	15%
East North Central	880	9%	1,084	11%
East South Central	137	2%	146	1%
Middle Atlantic	602	7%	677	7%
South Atlantic	1,956	22%	2,029	21%
New England	160	2%	149	2%
Other (multi-region, non-US)	97	1%	211	2%
Total	$8,860	100%	$9,891	100%
Allowance for credit losses	(142)		(149)
Total, net of allowance	$8,718		$9,742

AS OF US$ MILLIONS, EXCEPT FOR PERCENTAGES	September 30, 2025		December 31, 2024
	Amount	Percentage	Amount	Percentage
Property type distribution:
Agricultural	$361	4%	$447	5%
Apartment	2,359	27%	2,533	25%
Hotel	959	11%	1,251	13%
Industrial	1,894	21%	1,930	20%
Office	1,202	14%	1,418	13%
Parking	250	3%	297	3%
Retail	1,456	16%	1,633	17%
Storage	140	2%	181	2%
Other	239	2%	201	2%
Total	$8,860	100%	$9,891	100%
Allowance for credit losses	(142)		(149)
Total, net of allowance	$8,718		$9,742
There was $4 million and $2 million interest income recognized on loans in non-accrual status for the nine months ended September 30, 2025 and 2024, respectively. Impaired loans were not significant for any of the periods presented.

Allowance for Credit Losses
The Company establishes a valuation allowance to provide for the risk of credit losses inherent in its mortgage loan portfolios. The valuation allowance is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost, which excludes accrued interest receivable. The Company does not measure a credit loss allowance on accrued interest receivable, and any uncollectible accrued interest receivable balances are written off to net investment income in a timely manner. The Company has written off $5 million and no uncollectible accrued interest receivable on its commercial or residential mortgage loan portfolios for the nine months ended September 30, 2025 and 2024, respectively. The rollforward of the allowance for credit losses for mortgage loans for the three and nine months ended September 30, 2025 and 2024 is shown below:

	2025		2024
FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Commercial mortgage loans	Residential mortgage loans	Commercial mortgage loans	Residential mortgage loans
Balance, as of January 1	$(149)	$(9)	$(60)	$—
Recovery (provision)	6	(4)	(6)	—
Writeoffs charged against the allowance	3	—	—	—
Balance as of June 30	$(140)	$(13)	$(66)	$—
Recovery (provision)	(4)	4	(30)	(8)
Writeoffs charged against the allowance	2	—	—	—
Balance as of September 30	$(142)	$(9)	$(96)	$(8)
Credit Quality Indicators
Mortgage loans are segregated by property-type and quantitative and qualitative allowance factors are applied. Qualitative factors are developed quarterly based on the pooling of assets with similar risk characteristics and historical loss experience adjusted for the expected trend in the current market environment. Credit losses are pooled by property type as it represents the most similar and reliable risk characteristics in our portfolio. The amortized cost of mortgage loans by year of origination by aging category are shown below:

AS OF SEP. 30, 2025 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2025	2024	2023	2022	2021	Prior	Total
Commercial mortgage loans:
Current	$548	$443	$412	$2,255	$1,084	$3,813	$8,555
30-59 days past due	1	—	—	9	4	—	14
60-89 days past due	—	—	—	40	—	14	54
Non-accrual	—	—	—	6	34	197	237
Residential mortgage loans:
Current	298	314	494	817	195	116	2,234
30-59 days past due	3	5	22	30	5	8	73
60-89 days past due	2	4	9	26	4	3	48
Non-accrual	2	3	68	63	10	8	154
Total mortgage loans on real estate	$854	$769	$1,005	$3,246	$1,336	$4,159	$11,369
Allowance for credit losses							(151)
Total, net of allowance							$11,218

AS OF DEC. 31, 2024 US$ MILLIONS	Amortized Cost Basis by Origination Year
	2024	2023	2022	2021	2020	Prior	Total
Commercial mortgage loans:
Current	$569	$607	$2,428	$1,280	$961	$3,735	$9,580
30-59 days past due	—	25	4	—	10	48	87
60-89 days past due	—	—	50	30	—	—	80
Non-accrual	—	8	42	40	6	48	144
Residential mortgage loans:
Current	291	790	970	222	121	7	2,401
30-59 days past due	3	41	45	2	4	—	95
60-89 days past due	—	7	20	2	4	5	38
Non-accrual	3	51	76	18	8	3	159
Total mortgage loans on real estate	$866	$1,529	$3,635	$1,594	$1,114	$3,846	$12,584
Allowance for credit losses							(158)
Total, net of allowance							$12,426
Generally, mortgage loans are secured by first liens on income-producing real estate with a loan-to-value ratio of up to 75%. It is the Company’s policy to not accrue interest on loans that are 90 days delinquent and where amounts are determined to be uncollectible. As of September 30, 2025, 279 mortgage loans were past due over 90 days or in non-accrual status (December 31, 2024 – 266 mortgage loans).
The Company’s commercial and residential mortgage loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulty and could include principal forgiveness, interest rate reduction, an other-than-significant delay or a term extension. A loan modification typically does not result in a change in valuation allowance as it is already incorporated into the Company’s allowance methodology. However, if the Company grants a borrower experiencing financial difficulty principal forgiveness, the amount of principal forgiven would be written off, which would reduce the amortized cost of the loan and result in an adjustment to the valuation allowance. The carrying amount of mortgage loans experiencing financial difficulty, for which modifications have been granted, was $84 million and $143 million for the nine months ended September 30, 2025 and 2024, respectively.

NOTE 6. PRIVATE LOANS
The following table summarizes the credit ratings of our private loans:

AS OF US$ MILLIONS	September 30, 2025	December 31, 2024
A or higher	$2,109	$1,595
BBB	1,295	692
BB and below	3,188	875
Unrated(1)	1,159	2,042
Total	$7,751	$5,204
__________________________
(1)Due to the nature of private loans, external agency credit ratings may not be readily available. Where appropriate, the Company obtains non-published credit ratings from one or more third-party rating agencies, which are determined based on an independent evaluation of the transaction. For other loans without published or private credit ratings, the Company assigns internal risk ratings, based on its investment selection and monitoring process and policies. These internal risk ratings are categorized as “Unrated” above.
Allowance for Credit Losses
The rollforward of the allowance for credit losses for private loans for the three and nine months ended September 30, 2025 and 2024 is shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	2025	2024
Balance as of January 1	$(97)	$(44)
Provision	(18)	(15)
Writeoffs charged against the allowance	—	1
Recoveries of amounts previously written off	—	2
Balance as of June 30	$(115)	$(56)
Provision	(51)	(14)
Balance as of September 30	$(166)	$(70)
The Company’s private loans may be subject to loan modifications. Loan modifications may be granted to borrowers experiencing financial difficulties and could include term extensions. For the nine months ended September 30, 2025 and 2024, the Company did not have a significant amount of private loans that it modified to borrowers experiencing financial difficulty. Impaired loans were not significant for any of the periods presented.

NOTE 7. INVESTMENT REAL ESTATE AND REAL ESTATE PARTNERSHIPS
The carrying amounts of investment real estate, net of accumulated depreciation, and real estate partnerships by property-type are as follows:

AS OF SEP. 30, 2025 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$134	5%	$96	2%
Industrial	62	2%	60	1%
Land	601	22%	37	1%
Office	304	11%	1,909	46%
Retail	208	8%	1,508	36%
Apartments	46	2%	399	10%
Single family residential	1,312	48%	—	—%
Other	63	2%	169	4%
Total	$2,730	100%	$4,178	100%

AS OF DEC. 31, 2024 US$ MILLIONS, EXCEPT FOR PERCENTAGES	Investment real estate(1)		Real estate partnerships
	Amount	Percentage	Amount	Percentage
Hotel	$135	6%	$108	3%
Industrial	14	1%	83	2%
Land	288	11%	35	1%
Office	338	14%	2,090	61%
Retail	186	8%	705	21%
Apartments	47	2%	267	8%
Single family residential	1,343	57%	—	—%
Other	15	1%	150	4%
Total	$2,366	100%	$3,438	100%
__________________________
(1)Investment real estate for single family residential property as of September 30, 2025 includes $1.3 billion of real estate fair valued as a result of consolidation of investment company VIE in accordance with ASC 946 (December 31, 2024 – $1.3 billion).
As of September 30, 2025, $59 million of real estate investments met the criteria as held-for-sale (December 31, 2024 – $12 million).

NOTE 8. VARIABLE INTEREST ENTITIES AND EQUITY METHOD INVESTMENTS
Through its investment activities, the Company regularly invests in various entities including limited partnerships (“LPs”) and limited liability companies (“LLCs”) and frequently participates in the design with their sponsors, but in most cases, its involvement is limited to financing. Some of these entities have been determined to be VIEs. In certain instances, in addition to an economic interest in the entity, the Company holds the power to direct the most significant activities of the entity and is deemed the primary beneficiary. The Company consolidates all VIEs for which it is the primary beneficiary. The assets of consolidated VIEs are restricted and must first be used to settle their liabilities. Creditors or beneficial interest holders of these VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these consolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third parties that may affect the fair value or risk of its variable interest in these VIEs as of September 30, 2025 and December 31, 2024.
In addition to investment activities, certain of the Company’s subsidiaries are deemed VIEs. The Company is the primary beneficiary and consolidates these entities in the same manner as other entities in which the Company has a controlling financial interest by holding a majority voting interest.
(a)Consolidated Variable Interest Entities
The assets and liabilities relating to the consolidated VIEs from the Company’s investment activities included in the financial statements are as follows:

AS OF US$ MILLIONS	September 30, 2025	December 31, 2024
Available-for-sale fixed maturity securities	$94	$127
Equity securities	224	576
Mortgages on real estate, net of allowance	208	189
Private loans, net of allowance	2,339	1,384
Investment real estate	2,032	1,798
Real estate partnerships	3,704	2,885
Investment funds	6,490	4,804
Other invested assets	203	144
Cash and cash equivalents	242	218
Other assets	185	404
Total assets of consolidated VIEs	$15,721	$12,529
Notes payable	204	189
Other liabilities	451	363
Total liabilities of consolidated VIEs	$655	$552

(b)Unconsolidated Variable Interest Entities
For certain of the Company’s investments in various entities that are determined to be VIEs, the Company is not the primary beneficiary as it does not take an active role in the management of these investments. Such investments are reported in certain investment line items on the statements of financial position, including “Available-for-sale fixed maturity securities, at fair value” and “Investment funds”. In some instances, a consolidated VIE involves one or more underlying entities for which the Company is not the primary beneficiary because it does not have the power to direct the most significant activities of these entities. These unconsolidated VIEs that are part of consolidated VIEs are reported primarily in “Real estate partnerships” on the statements of financial position. Creditors or beneficial interest holders of the unconsolidated VIEs have no recourse to the general credit of the Company, as its obligation is limited to the amount of its committed investment. The Company has not provided financial or other support to these unconsolidated VIEs in the form of liquidity arrangements, guarantees or other commitments to third-parties that may affect the fair value or risk of its variable interest in these VIEs as of September 30, 2025 and December 31, 2024.
The carrying amount and maximum exposure to loss relating to these unconsolidated VIEs are as follows:

AS OF US$ MILLIONS	September 30, 2025		December 31, 2024
	Carrying Amount	Maximum Exposure to Loss	Carrying Amount	Maximum Exposure to Loss
Available-for-sale fixed maturity securities	$1,153	$1,305	$2,142	$3,003
Equity securities	573	573	466	466
Mortgages on real estate, net of allowance	550	551	716	731
Private loans, net of allowance	165	184	—	—
Real estate partnerships	3,290	3,293	2,548	2,579
Investment funds	5,476	7,077	1,989	2,153
Short-term investments	455	455	99	99
Other invested assets	253	286	173	189
Total	$11,915	$13,724	$8,133	$9,220
(c)Equity Method Investments
Our investments in investment funds, real estate partnerships and other partnerships, of which substantially all are LPs or LLCs, are accounted for using the equity method of accounting, except for certain investments that are fair valued due to the application of fair value option under ASC 825 or the consolidation of investment company VIE under ASC 946. As of September 30, 2025 and December 31, 2024, the Company’s equity method investments were $8.6 billion and $7.5 billion, respectively. Balance as of September 30, 2025 includes $1.0 billion of equity method investments in common stock for which a quoted market price is available (December 31, 2024 – $901 million). The aggregate value of such investments based on the quoted market price as of September 30, 2025 was $1.4 billion (December 31, 2024 – $1.0 billion).
We generally recognize our share of earnings in our equity method investments within “Net investment income” using a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from our reporting period.

NOTE 9. DERIVATIVE INSTRUMENTS
The Company manages risks associated with certain assets and liabilities by using derivative instruments. Derivative instruments are financial contracts whose value is derived from underlying interest rates, exchange rates or other financial instruments. The Company does not invest in derivatives for speculative purposes.
Foreign exchange forwards, options and swaps are over-the-counter contractual agreements negotiated between counterparties. The Company purchases equity-indexed options as economic hedges against fluctuations in the equity markets to which equity-indexed products are exposed. Equity-indexed contracts include a fixed host universal-life insurance or annuity contract and an equity-indexed embedded derivative. Futures contracts are traded in an organized market and are contractual obligations to buy or sell a financial instrument at a predetermined future time at a given price.
The notional principal represents the amount to which a rate or price is applied to determine the cash flows to be exchanged periodically and does not represent credit exposure. Maximum credit risk is the estimated cost of replacing derivative instruments which have a positive value, should the counterparty default.
Derivatives, except for embedded derivatives, are included in “Other invested assets” or “Other liabilities”, at fair value in the statements of financial position. Embedded derivatives on Modco arrangements, embedded derivatives on indexed annuity and variable annuity products and embedded derivatives on funds withheld arrangements are included in the statements of financial position within the “Reinsurance funds withheld”, “Policyholders’ account balances” and “Funds withheld for reinsurance liabilities” lines respectively, at fair value.
The notional amounts and fair values of freestanding derivative instruments are shown below:

AS OF US$ MILLIONS	Primary underlying risk	September 30, 2025			December 31, 2024
		Notional Amount	Fair Value(1)		Notional Amount	Fair Value(1)
			Assets	Liabilities		Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign exchange forwards	Foreign currency	$1,662	$—	$(56)	$1,625	$21	$(18)
Cross currency swaps	Foreign currency	1,499	15	(7)	1,330	9	(16)
Interest rate swaps	Interest rate	1,789	20	—	—	—	—

Derivatives not designated as hedging instruments:
Equity-indexed options	Equity	$46,599	$1,486	$(2)	$46,374	$1,311	$(5)
Equity total return swaps	Equity	289	—	(8)	18	1	—
Foreign exchange forwards	Foreign currency	6,897	25	(145)	3,684	34	(9)
Cross currency swaps	Foreign currency	731	6	(18)	38	—	—
Interest rate swaps	Interest rate	1,006	16	(2)	985	15	(9)
		$60,472	$1,568	$(238)	$54,054	$1,391	$(57)
__________________________
(1)The asset and liability balances are presented on a gross basis. Amounts are reported in “Other invested assets” and “Other liabilities” in the statements of financial position after the evaluation for rights of offset. See “Derivative Exposure” section of this note for further details.

Derivatives Designated as Hedging Instruments
The Company has designated and accounted for certain foreign exchange forwards and cross currency swaps (together “foreign currency derivatives”) as fair value hedges to protect a portion of the available-for-sale fixed maturity securities against changes in fair value due to changes in exchange rates. The Company has also designated and accounted for certain interest rate swaps (“interest rate derivatives”) as fair value hedges to convert a portion of PAB from a fixed rate liability to a floating rate liability.
For derivative instruments that were designated and qualified as fair value hedges, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same line item in the statements of operations. The unrealized gain or loss attributable to changes in exchange rates on the available-for-sale fixed maturity securities that were designated as part of the hedge are reclassified out of other comprehensive income (“OCI”) into “Investment related gains (losses)” in the statements of operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged remains as a component of OCI. The gains (losses) on interest rate derivatives designated as hedging instruments for certain PAB are included in “Interest sensitive contract benefits” in the statements of operations.
The following represents the amount of gains (losses) related to the derivatives and hedged items that qualify for fair value hedges:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Foreign currency derivatives:
Hedged items	$154	$3	$122	$59
Derivatives designated as hedging instruments	(142)	(3)	(119)	(58)
Interest rate derivatives:
Hedged items	(38)	—	(20)	—
Derivatives designated as hedging instruments	38	—	20	—
Gains (losses) on fair value hedges	$12	$—	$3	$1
The following table presents the carrying amount and cumulative fair value hedging adjustments for a portion of PAB designated and qualifying as hedged items in fair value hedges:

AS OF US$ MILLIONS	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustments Included in the Carrying Amount of the Hedged Assets (Liabilities)
Location in the Statements of Financial Position	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Policyholders’ account balances	$(912)	$—	$(20)	$—

Derivatives Not Designated as Hedging Instruments
The following represents the amount of gains (losses) related to the derivatives not designated as hedging instruments, recognized in “Investment related gains (losses)” on the statements of operations, except for equity-indexed options which are recognized in “Change in fair value of insurance-related derivatives and embedded derivatives”:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Equity-indexed options	$347	$434	$245	$819
Equity total return swaps	(2)	—	31	—
Foreign exchange forwards	143	(50)	(138)	(52)
Cross currency swaps	(27)	—	(42)	—
Interest rate options	—	(19)	—	(18)
Interest rate swaps	8	4	11	1
Bond futures	—	2	—	7
Total	$469	$371	$107	$757
Derivative Exposure
The Company’s use of derivative instruments exposes it to credit risk in the event of non-performance by counterparties. The Company has a policy of only dealing with counterparties it believes are creditworthy and obtaining sufficient collateral where appropriate, as a means to mitigating the financial loss from defaults. The minimum credit rating of our counterparties is A- as of September 30, 2025 (December 31, 2024 – BBB+), and all derivatives have been appropriately collateralized by the Company and the counterparties in accordance with the terms of the derivative agreements. The Company holds collateral in cash and notes secured by U.S. government-backed assets. The non-performance risk is the net counterparty exposure based on fair value of open contracts less fair value of collateral held. The Company maintains master netting agreements with its current active trading partners. A right of offset has been applied to cash collateral that supports credit risk and has been recorded in the statements of financial position as an offset to “Other invested assets” with an associated payable to “Other liabilities” for non-cash and excess collateral. A right of offset has also been applied to derivative assets and liabilities with the same counterparty under the same master netting agreement, and such derivative instruments are presented on a net basis in the statements of financial position.

Information regarding the Company’s exposure to credit loss on the derivatives it holds, including the effect of rights of offset, is presented below:

AS OF SEP. 30, 2025 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)	Net amount presented on the statements of financial position	Collateral (received) pledged in cash(3)	Collateral (received) pledged in invested assets(3)	Exposure net of collateral
Derivative assets:
Equity-indexed options	$1,486	$(54)	$1,432	$(1,384)	$—	$48
Foreign exchange forwards	25	(25)	—	—	—	—
Cross currency swaps	21	(10)	11	—	—	11
Interest rate swaps	36	(2)	34	(20)	—	14
Total derivative assets	$1,568	$(91)	$1,477	$(1,404)	$—	$73

Derivative liabilities:
Equity-indexed options	$(2)	$2	$—	$—	$—	$—
Equity total return swaps	(8)	—	(8)	—	—	(8)
Foreign exchange forwards	(201)	77	(124)	—	2	(122)
Cross currency swaps	(25)	10	(15)	—	—	(15)
Interest rate swaps	(2)	2	—	—	—	—
Total derivative liabilities	$(238)	$91	$(147)	$—	$2	$(145)
__________________________
(1)Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
(2)Represents netting of derivative exposures covered by qualifying master netting agreements.
(3)Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of September 30, 2025, the Company held excess collateral of $61 million.

AS OF DEC. 31, 2024 US$ MILLIONS	Gross amount of derivative instruments(1)	Gross amounts offset in the statements of financial position(2)	Net amount presented on the statements of financial position	Collateral (received) pledged in cash(3)	Collateral (received) pledged in invested assets(3)	Exposure net of collateral
Derivative assets:
Equity-indexed options	$1,311	$(5)	$1,306	$(1,298)	$—	$8
Equity total return swaps	1	—	1	—	—	1
Foreign exchange forwards	55	(1)	54	—	—	54
Cross currency swaps	9	(9)	—	—	—	—
Interest rate swaps	15	(15)	—	—	—	—
Total derivative assets	$1,391	$(30)	$1,361	$(1,298)	$—	$63

Derivative liabilities:
Equity-indexed options	(5)	5	—	—	$—	$—
Equity total return swaps	—	—	—	—	—	—
Foreign exchange forwards	$(27)	$7	$(20)	$—	$18	$(2)
Cross currency swaps	(16)	9	(7)	—	5	(2)
Interest rate swaps	(9)	9	—	—	—	—
Total derivative liabilities	$(57)	$30	$(27)	$—	$23	$(4)
__________________________
(1)Represents derivative assets and liabilities on a gross basis, which are not offset under enforceable master netting agreements that meet all offsetting criteria.
(2)Represents netting of derivative exposures covered by qualifying master netting agreements.
(3)Excludes a portion of collaterals held in cash and invested assets that are excess collateral. As of December 31, 2024, the Company held excess collateral of $76 million.

Embedded Derivatives
The fair values of embedded derivatives that have been separated from their host contracts, presented in the statements of financial position, are shown below:

AS OF US$ MILLIONS		September 30, 2025		December 31, 2024
	Location in the Statements of Financial Position	Fair Value		Fair Value
		Assets	Liabilities	Assets	Liabilities
Modco arrangement	Reinsurance funds withheld	$19	$—	$18	$—
Indexed annuity and variable annuity product	Policyholders’ account balances	—	(6,341)	—	(1,123)
Funds withheld arrangement	Funds withheld for reinsurance liabilities	—	(85)	—	(37)
		$19	$(6,426)	$18	$(1,160)
The following represents the amount of gains (losses) related to embedded derivatives recorded in the statements of operations:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Location in the Statements of Operations	Three Months Ended		Nine Months Ended
		2025	2024	2025	2024
Modco arrangement	Net investment results from reinsurance funds withheld	$13	$(24)	$1	$252
Indexed annuity and variable annuity product	Change in fair value of insurance-related derivatives and embedded derivatives	(140)	(572)	(340)	(866)
Funds withheld arrangement	Change in fair value of insurance-related derivatives and embedded derivatives	(23)	(82)	(52)	(116)
		$(150)	$(678)	$(391)	$(730)

NOTE 10. NET INVESTMENT INCOME AND INVESTMENT RELATED GAINS (LOSSES)
Net investment income is shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Available-for-sale fixed maturity securities	$895	$701	$2,338	$1,566
Equity securities	52	22	88	54
Mortgage loans	185	199	607	454
Private loans	125	52	365	116
Investment real estate	13	(7)	37	36
Real estate partnerships	19	(17)	61	(29)
Investment funds	196	82	539	269
Policy loans	3	6	15	18
Short-term investments	(24)	79	163	191
Other invested assets	12	147	146	281
Total net investment income	$1,476	$1,264	$4,359	$2,956
Net unrealized and realized investment gains (losses) are shown below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Available-for-sale fixed maturity securities	$(92)	$(94)	$1	$(112)
Equity securities	412	536	700	584
Mortgage loans	14	(26)	9	(37)
Private loans	(62)	(10)	(30)	(5)
Investment real estate	(2)	(12)	(3)	(29)
Real estate partnerships	—	—	5	—
Investment funds	(4)	(2)	(10)	11
Short-term investments and other invested assets(1)	160	(61)	(21)	(151)
Total investment related gains	$426	$331	$651	$261
__________________________
(1)Amount for the nine months ended September 30, 2024 includes an accounting loss related to a deemed settlement of a previously held reinsurance agreement between NER SPC and AEL recognized in the second quarter of 2024. See Note 16 for details.

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amount and fair value of financial instruments are shown below:

	September 30, 2025		December 31, 2024
AS OF US$ MILLIONS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Available-for-sale fixed maturity securities	$61,928	$61,928	$53,802	$53,802
Equity securities(1)	8,197	8,197	3,854	3,854
Mortgage loans on real estate, net of allowance	11,218	11,226	12,426	12,240
Private loans, net of allowance	7,751	7,791	5,204	5,320
Real estate partnerships(2)	2,306	2,306	1,487	1,487
Policy loans	253	253	276	276
Short-term investments(3)	1,469	1,469	4,400	4,400
Other invested assets:
Derivative assets	1,477	1,477	1,361	1,361
Separately managed accounts	56	56	71	71
Other(4)(5)	977	1,003	956	958
Cash and cash equivalents	12,209	12,209	12,243	12,243
Reinsurance funds withheld – embedded derivative	19	19	18	18
Other assets – market risk benefit assets	1,110	1,110	856	856
Separate account assets(6)	1,195	1,195	1,343	1,343
Total financial assets	$110,165	$110,239	$98,297	$98,229
Financial liabilities
Policyholders’ account balances – embedded derivative	$6,341	$6,341	$1,123	$1,123
Market risk benefits	4,505	4,505	3,655	3,655
Notes payable	204	204	189	189
Corporate and subsidiary borrowings	4,565	4,682	4,351	4,371
Funds withheld for reinsurance liabilities – embedded derivative	85	85	37	37
Other liabilities – derivative liabilities	147	147	27	27
Separate account liabilities(6)	1,195	1,195	1,343	1,343
Total financial liabilities	$17,042	$17,159	$10,725	$10,745
__________________________
(1)Balance includes $250 million of equity securities measured at cost less any impairments, if any, as their fair values are not readily determinable and are therefore not subject to the fair value hierarchy as of September 30, 2025. No amounts of impairments were recorded for the three and nine months ended September 30, 2025. The Company held no equities without readily determinable fair values as of December 31, 2024.
(2)Represents financial assets that are fair valued in accordance with ASC 825.
(3)Balance includes $400 million of amounts loaned under reverse repurchase agreements as of September 30, 2025 (December 31, 2024 – $400 million). The fair value of the collateral received under these agreements was $815 million as of September 30, 2025 (December 31, 2024 – $783 million).
(4)Balance includes $802 million of other invested assets not subject to the fair value hierarchy as of September 30, 2025 (December 31, 2024 – $637 million).
(5)Balance excludes $1.4 billion of derivative collaterals that are recorded as an offset to “Other invested assets” in the statements of financial position and are also not included in the fair value hierarchy as of September 30, 2025 (December 31, 2024 – $1.3 billion). Refer to “Derivative Exposure” section of Note 9 for details.
(6)Balance include $29 million of assets, and corresponding liabilities, that are not subject to the fair value hierarchy as of September 30, 2025 (December 31, 2024 – $31 million).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability. A fair value hierarchy is used to determine fair value based on a hypothetical transaction as of the measurement date from the perspective of a market participant. The Company has evaluated the types of securities in its investment portfolio to determine an appropriate hierarchy level based upon trading activity and the observability of market inputs. The classification of assets or liabilities within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities
Level 2
Quoted prices in markets that are not active or inputs that are observable directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3
Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and third-party evaluation, as well as instruments for which the determination of fair value requires significant management judgment or estimation

Valuation Techniques for Assets and Liabilities Recorded at Fair Value
Available-for-sale fixed maturity securities — The Company utilizes pricing services to estimate fair value measurements. The fair value for available-for-sale fixed maturity securities that are disclosed as Level 1 measurements are based on unadjusted quoted market prices for identical assets that are readily available in an active market. The estimates of fair value for most available-for-sale fixed maturity securities, including municipal bonds, provided by the pricing service are disclosed as Level 2 measurements as the estimates are based on observable market information rather than market quotes. The pricing service utilizes market quotations for available-for-sale fixed maturity securities that have quoted prices in active markets. Since available-for-sale fixed maturity securities generally do not trade on a daily basis, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications, which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Additionally, an option adjusted spread model is used to develop prepayment and interest rate scenarios.
The pricing service evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.
The Company has reviewed the inputs and methodology used and the techniques applied by the pricing service to produce quotes that represent the fair value of a specific security. The review confirms that the pricing service is utilizing information from observable transactions or a technique that represents a market participant’s assumptions. The Company does not adjust quotes received from the pricing service. The pricing service utilized by the Company has indicated that they will only produce an estimate of fair value if there is objectively verifiable information available.
The Company holds a small amount of private placement debt and available-for-sale fixed maturity securities that have characteristics that make them unsuitable for matrix pricing. For these securities, a quote from an independent pricing source (typically a market maker) is obtained. Due to the disclaimers on the quotes that indicate the price is indicative only, the Company includes these fair value estimates in Level 3.
For securities priced using a quote from an independent pricing source, such as certain available-for-sale fixed maturity securities, the Company uses a market-based fair value analysis to validate the reasonableness of prices received. Price variances above a certain threshold are analyzed further to determine if any pricing issue exists. This analysis is performed quarterly.

Equity securities — For publicly-traded equity securities, prices are received from a nationally recognized pricing service that are based on observable market transactions, and these securities are classified as Level 1 measurements. For certain preferred stock, current market quotes in active markets are unavailable. In these instances, an estimated fair value is received from the pricing service. The service utilizes similar methodologies to price preferred stocks as it does for available-for-sale fixed maturity securities. If applicable, these estimates are disclosed as Level 2 or Level 3 measurements, depending on the use of at least one significant unobservable input. The Company tests the accuracy of the information provided by reference to other services annually.
Short-term investments — Short-term investments include fixed maturity securities with original maturities of over 90 days and less than one year at the date of acquisition, some of which are disclosed as Level 1 measurements as their fair values are based on unadjusted quoted market prices for identical assets that are readily available in an active market. Short-term investments also include commercial paper rated A2 or P2 or better by Standard & Poor’s and Moody’s, respectively, as well as certain private loans with original maturities of less than one year at the date of acquisition and amounts loaned under reverse repurchase agreements. Commercial paper, short-term private loans and amounts loaned under reverse repurchase agreements are carried at amortized cost which approximates fair value. These investments are classified as Level 2 or Level 3 measurements, depending on the use of at least one significant unobservable input.
Investment real estate and real estate partnerships — The fair values of residential real estate investments held through consolidation of investment company VIEs are initially recorded based on the cost to purchase the properties and subsequently recorded at fair value on a recurring basis and falls within Level 3 of the fair value hierarchy. The fair value of the residential real estate properties was determined using broker price opinions (“BPO”). A BPO is an appraisal methodology commonly used in the industry to estimate net proceeds from the sale of a home. The significant inputs into the valuation include market comparable home sales, age and size of the home, location and property conditions.
For certain of the Company’s interest in unconsolidated variable interest entities, the Company elected the fair value option in accordance with ASC 825. The fair value of such interest is derived using discounted cash flow methodology and falls within Level 3 of the fair value hierarchy.
Certain of the Company’s consolidated variable interest entities that are fair valued on a recurring basis invest in LLCs that invest in operating entities which hold multi-family real estate properties. The fair value of the LLCs is obtained from a third party and is based on the fair value of the underlying real estate held by the various operating entities. The real estate is initially calculated based on the cost to purchase the properties and subsequently calculated based on a discounted cash flow methodology. Such investments are classified as Level 3 measurements.
Investment funds — The Company owns certain investments in infrastructure LLCs through a consolidated VIE that is measured at fair value on a recurring basis. We initially recorded the investment at the cost to purchase the investment and subsequently recorded based on a discounted cash flow methodology. Investment funds that are fair valued are classified as Level 3 measurements. Certain LP funds are measured at estimated fair value using net asset value (“NAV”) as a practical expedient.
Other invested assets — The Company holds interest in an investment company limited partnership, which invests in residual tranche investments, and is a consolidated VIE. We also hold residual tranche investments to which we applied the fair value option in accordance with ASC 825. These investments were initially recorded at cost and are subsequently recorded at fair value using discounted cash flow methodology and falls within Level 3 of the fair value hierarchy.
Separate account assets and liabilities — The separate account assets included on the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and available-for-sale fixed maturity. Equity securities are classified as Level 1 measurements. Short-term investments and available-for-sale fixed maturity securities are classified as Level 2 measurements. These classifications for separate account assets reflect the same fair value level methodologies as listed above as they are derived from the same vendors and follow the same process. The separate account assets also include cash and cash equivalents, investment funds, accrued investment income, and receivables for securities. These are not included in the quantitative disclosures of fair value hierarchy table.
Reinsurance funds withheld – embedded derivatives — Valuation model is based on quoted prices of similar, traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Market risk benefits — MRBs are valued using stochastic models that incorporate a spread reflecting our non-performance risk. The key assumptions for calculating the fair value of the MRBs are market assumptions such as equity market returns, interest rate levels, market volatility and correlations and policyholder behavior assumptions such as lapse, mortality, utilization and withdrawal patterns. Risk margins are included in the policyholder behavior assumptions. The assumptions are based on a combination of historical data and actuarial judgment. MRBs are classified as Level 3 fair value measurements as the fair value is based on unobservable inputs. The following significant unobservable inputs are used for measuring the fair value:
•Utilization – The utilization assumption represents the percentage of policyholders who will elect to receive lifetime income benefit payments in a given year. The range and weighted average of this assumption can vary from year to year depending on the characteristics of policies in a given cohort within the rate.
•Option budget – The option budget assumption represents the expected cost of annual call options we will purchase in the future.
•Non-performance risk – The non-performance risk assumption impacts the discount rate used in the discounted future cash flow valuation and includes the Company’s own credit risk based on the current market credit spreads for debt-like instruments the Company has issued and are available in the market. Additionally, the non-performance risk assumption includes the counterparty credit risk used in the fair value measurement of ceded market risk benefits which is determined using the current market credit spreads based on the counterparty credit rating.
•Mortality rates – The mortality rate assumptions are set based on a combination of company and industry experience, adjusted for improvement factors. Mortality rates vary by age and by demographic characteristics such as gender.
•Lapse rates – The lapse rate assumptions represent the expected rate of full surrenders which are set based on product type or feature and whether a policy is subject to surrender charges.
Derivative assets and liabilities:
•Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.
•Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.
•Equity-index options – valued using industry accepted valuation models and are adjusted for the non-performance risk of each counterparty net of any collateral held. Inputs include market volatility and risk free interest rates and are used in income valuation techniques in arriving at a fair value for each option contract. The non-performance risk for each counterparty is based upon its credit default swap rate. The Company has no performance obligations related to the equity-index options purchased to fund its fixed index annuity and equity-indexed universal life policy liabilities. Certain equity-index options are valued based on vendor sourced prices and are classified as Level 3 measurements due to the use of significant unobservable inputs used by the vendor.
Policyholders’ account balances – embedded derivatives — The fair value of the embedded derivative component of the Company’fixed index annuity and equity-indexed universal life policyholder’s account balances is estimated at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for the Company’s non-performance risk related to those liabilities. The following significant unobservable inputs are used for measuring the fair value: (i) Option budget; (ii) Lapse rates; and (iii) Non-performance risk. For the details of these significant unobservable inputs, refer to significant unobservable inputs for “Market risk benefits”.
Funds withheld for reinsurance liabilities – embedded derivatives — The fair value of the embedded derivative is estimated based on the fair value of the assets supporting the funds withheld payable under modified coinsurance and funds withheld coinsurance reinsurance agreements. The fair value of the embedded derivative is classified as Level 3 based on valuation methods used for the assets held supporting the reinsurance agreements.
Separately managed accounts — The separately managed account manager uses the mid-point of a range from a third-party to price these securities. Discounted cash flows (yield analysis) and market transactions approach are used in the valuation. They use discount rates which is considered an unobservable input.

The fair value hierarchy measurements of the assets and liabilities recorded at fair value are shown below:

AS OF SEP. 30, 2025 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$365	$304	$61	$—
U.S. state and municipal	3,190	—	3,134	56
Foreign governments	1,811	—	1,811	—
Corporate debt securities	46,111	—	45,331	780
Residential mortgage-backed securities	1,187	—	1,159	28
Commercial mortgage-backed securities	3,877	—	3,846	31
Collateralized debt securities	5,387	—	2,607	2,780
Total available-for-sale fixed maturity securities	61,928	304	57,949	3,675
Equity securities:
Common stock	7,460	7,321	2	137
Preferred stock	487	20	45	422
Total equity securities	7,947	7,341	47	559
Investment real estate(1)	1,254	—	—	1,254
Real estate partnerships(1)(2)	2,337	—	—	2,337
Investment funds(1)(3)	147	—	—	147
Short-term investments	1,469	38	906	525
Other invested assets:
Derivative assets	1,477	—	1,264	213
Separately managed accounts	56	—	—	56
Other(2)	175	—	2	173
Cash and cash equivalents	12,209	12,209	—	—
Reinsurance funds withheld – embedded derivative	19	—	—	19
Premiums due and other receivables – derivative asset	22	—	22	—
Other assets – market risk benefit assets	1,110	—	—	1,110
Separate account assets	1,166	1,027	139	—
Total financial assets	$91,316	$20,919	$60,329	$10,068
Financial liabilities
Policyholders’ account balances – embedded derivative	$6,341	$—	$—	$6,341
Market risk benefits	4,505	—	—	4,505
Funds withheld for reinsurance liabilities – embedded derivative	85	—	—	85
Other liabilities – derivative liabilities	147	—	147	—
Separate account liabilities	1,166	1,027	139	—
Total financial liabilities	$12,244	$1,027	$286	$10,931
__________________________
(1)Balances include financial assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(2)$2.3 billion of real estate partnerships and $175 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(3)Balance for investment funds excludes those measured at estimated fair value using NAV per share as a practical expedient. As of September 30, 2025, the estimated fair values of investment funds measured at NAV as a practical expedient were $357 million.

AS OF DEC. 31, 2024 US$ MILLIONS	Total Fair Value	Level 1	Level 2	Level 3
Financial assets
Available-for-sale fixed maturity securities:
U.S. treasury and government	$369	$310	$59	$—
U.S. state and municipal	3,289	—	3,233	56
Foreign governments	2,042	—	2,042	—
Corporate debt securities	37,380	—	34,696	2,684
Residential mortgage-backed securities	1,310	—	1,291	19
Commercial mortgage-backed securities	3,320	—	3,245	75
Collateralized debt securities	6,092	—	3,447	2,645
Total available-for-sale fixed maturity securities	53,802	310	48,013	5,479
Equity securities:
Common stock	3,412	2,858	2	552
Preferred stock	438	36	12	390
Private equity and other	4	—	—	4
Total equity securities	3,854	2,894	14	946
Investment real estate(1)	1,283	—	—	1,283
Real estate partnerships(1)(2)	1,529	—	—	1,529
Investment funds(1)(3)	124	—	—	124
Short-term investments	4,400	3,213	834	353
Other invested assets:
Derivative assets	1,361	—	1,138	223
Separately managed accounts	71	—	—	71
Other(2)	319	—	11	308
Cash and cash equivalents	12,243	12,243	—	—
Reinsurance funds withheld – embedded derivative	18	—	—	18
Premiums due and other receivables – derivative asset	22	—	22	—
Other assets – market risk benefit assets	856	—	—	856
Separate account assets	1,312	258	1,054	—
Total financial assets	$81,194	$18,918	$51,086	$11,190
Financial liabilities
Policyholders’ account balances – embedded derivative	$1,123	$—	$—	$1,123
Market risk benefits	3,655	—	—	3,655
Funds withheld for reinsurance liabilities – embedded derivative	37	—	—	37
Other liabilities – derivative liabilities	27	—	27	—
Separate account liabilities	1,312	258	1,054	—
Total financial liabilities	$6,154	$258	$1,081	$4,815
__________________________
(1)Balances include financial assets that are fair valued as a result of consolidation of investment company VIE in accordance with ASC 946.
(2)$1.5 billion of real estate partnerships and $171 million of other invested assets are financial assets that are fair valued in accordance with ASC 825.
(3)Balance for investment funds excludes those measured at estimated fair value using NAV per share as a practical expedient. As of December 31, 2024, the estimated fair values of investment funds measured at NAV as a practical expedient were $380 million.

Fair Value Information About Financial Instruments Not Recorded at Fair Value
Information about fair value estimates for financial instruments not recorded at fair value is discussed below:
Mortgage loans — The fair value of mortgage loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan. Factors used to arrive at the discount rate include inputs from spreads based on U.S. Treasury notes and the loan’s credit quality, region, property-type, lien priority, payment type and current status.
Private loans — The fair value of private loans is estimated using discounted cash flow analyses on a loan-by-loan basis by applying a discount rate to expected cash flows from future installment and balloon payments. The discount rate takes into account general market trends and specific credit risk trends for the individual loan.
Policy loans — The carrying value of policy loans is the outstanding balance plus any accrued interest. Due to the collateralized nature of policy loans such that they cannot be separated from the policy contracts, the unpredictable timing of repayments and the fact that settlement is at outstanding value, the carrying value of policy loans approximates fair value.
Other invested assets — The common stock of Federal Home Loan Banks (“FHLB”) is carried at cost which approximates fair value. The fair value of the company owned life insurance (“COLI”) is equal to the cash surrender value of the policies.
Corporate and subsidiary borrowings — Corporate and subsidiary borrowings are carried at outstanding principal balance. Fair values for subordinated debentures are estimated using discounted cash flow calculations principally based on observable inputs including the Company’s incremental borrowing rates, which reflect its credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued.
Notes payable — Notes payable are carried at outstanding principal balance. For a majority of the notes, the carrying value of the notes payable approximates fair value because the underlying interest rates approximate market rates at the reporting date.
Policyholder’s account balances & deposit assets excluding embedded derivative — The fair values of the policyholder’s account balances not involving significant mortality or morbidity risks are stated at the cost we would incur to extinguish the liability (i.e., the cash surrender value) as these contracts are generally issued without an annuitization date. The coinsurance deposits related to the annuity benefit reserves have fair values determined in a similar fashion. For period-certain annuity benefit contracts, the fair value is determined by discounting the benefits at the interest rates currently in effect for newly issued immediate annuity contracts. All of the fair values presented within these categories fall within Level 3 of the fair value hierarchy as most of the inputs are unobservable market data.

The carrying amount and estimated fair value of financial instruments not recorded at fair value are shown below. The table below excludes accrued investment income, which is recorded at amortized cost in the statements of financial position, as their carrying amounts approximate the fair values due to their short-term nature.

AS OF SEP. 30, 2025 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$11,218	$11,226	$—	$—	$11,226
Private loans, net of allowance	7,751	7,791	—	126	7,665
Policy loans	253	253	—	—	253
Deposit assets	5,617	5,514	—	—	5,514
Other invested assets, excluding derivatives and separately managed accounts	802	828	—	418	410
Total financial assets	$25,641	$25,612
Financial liabilities
Policyholders’ account balances – investment contracts, excluding embedded derivative	$80,470	$80,452	—	—	80,452
Corporate and subsidiary borrowings	4,565	4,682	—	—	4,682
Notes payable	204	204	—	—	204
Total financial liabilities	$85,239	$85,338

AS OF DEC. 31, 2024 US$ MILLIONS	Carrying Amount	Fair Value	FV Hierarchy Level
			Level 1	Level 2	Level 3
Financial assets
Mortgage loans on real estate, net of allowance	$12,426	$12,240	$—	$—	$12,240
Private loans, net of allowance	5,204	5,320	—	153	5,167
Policy loans	276	276	—	—	276
Deposit assets	6,165	6,026	—	—	6,026
Other invested assets, excluding derivatives and separately managed accounts	637	639	—	408	231
Total financial assets	$24,708	$24,501
Financial liabilities
Policyholders’ account balances – investment contracts, excluding embedded derivative	$79,383	$79,383	—	—	79,383
Corporate and subsidiary borrowings	4,351	4,371	—	—	4,371
Notes payable	189	189	—	—	189
Total financial liabilities	$83,923	$83,943

For financial assets and financial liabilities measured at fair value on a recurring basis using Level 3 inputs during the periods, reconciliations of the beginning and ending balances are shown below:

	Assets			Liabilities
FOR THE PERIOD ENDED SEP. 30, 2025 US$ MILLIONS	Invested assets(1)	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of January 1, 2025	$10,093	$223	$18	$(1,123)	$(37)
Fair value changes in net income	(6)	28	(12)	26	(26)
Fair value changes in other comprehensive income	9	—	—	—	—
Purchases	1,386	67	—	—	—
Sales	(1,582)	—	—	—	—
Settlements or maturities	(151)	(130)	—	—	—
Premiums less benefits	—	—	—	(94)	—
Transfers into Level 3	920	—	—	(5,066)	—
Transfers out of Level 3	(1,091)	—	—	—	—
Balance as of June 30, 2025	$9,578	$188	$6	$(6,257)	$(63)
Fair value changes in net income	11	58	13	(30)	(22)
Fair value changes in other comprehensive income	45	—	—	—	—
Purchases	398	34	—	—	—
Sales	(564)	—	—	—	—
Settlements or maturities	(175)	(67)	—	—	—
Premiums less benefits	—	—	—	(54)	—
Transfers into Level 3	112	—	—	—	—
Transfers out of Level 3	(679)	—	—	—	—
Balance as of September 30, 2025	$8,726	$213	$19	$(6,341)	$(85)

	Assets			Liabilities
FOR THE PERIOD ENDED SEP. 30, 2024 US$ MILLIONS	Invested assets(1)	Derivative assets	Reinsurance funds withheld – embedded derivative	Policyholders’ account balances – embedded derivative	Funds withheld for reinsurance liabilities – embedded derivative
Balance as of January 1, 2024	$4,447	$227	$(46)	$(872)	$—
Acquisition from business combination	4,288	—	—	—	—
Derecognition(2)	—	—	(196)	—	—
Fair value changes in net income	157	81	276	(325)	(34)
Fair value changes in other comprehensive income	27	—	—	—	—
Purchases	3,421	74	—	—	—
Sales	(3,316)	—	—	—	—
Settlements or maturities	(9)	(128)	—	30	—
Premiums less benefits	—	—	—	(29)	—
Transfers into Level 3	64	—	—	—	—
Transfers out of Level 3	(58)	—	—	—	—
Balance as of June 30, 2024	$9,021	$254	$34	$(1,196)	$(34)
Fair value changes in net income	6	41	(24)	(533)	(82)
Fair value changes in other comprehensive income	108	—	—	—	—
Purchases	2,072	37	—	—	—
Sales	(177)	—	—	—	—
Settlements or maturities	—	(67)	—	—	—
Premiums less benefits	—	—	—	(42)	—
Transfers into Level 3	69	—	—	—	—
Transfers out of Level 3	(195)	—	—	—	—
Balance as of September 30, 2024	$10,904	$265	$10	$(1,771)	$(116)
__________________________
(1)Include separately managed accounts.
(2)See Note 16 for the details of effective settlement of a reinsurance arrangement, resulting in the derecognition of reinsurance funds withheld.
There were no transfers between Level 1 or Level 2 during the periods presented. Transfers into and out of Level 3 for the period ended September 30, 2025 were primarily the result of changes in observable pricing. The Company’s valuation of financial instruments categorized as Level 3 in the fair value hierarchy are based on valuation techniques that use significant inputs that are unobservable or had a decline in market activity that obscured observability. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models and discounted cash flow methodology based on spread/yield assumptions.

NOTE 12. REINSURANCE
The Company reinsures its business through a diversified group of reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances is evaluated by monitoring ratings and the financial strength of its reinsurers. The effect of reinsurance on the applicable line items on our statements of operations are as follows:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Premiums earned:
Gross amounts, including reinsurance assumed	$1,108	$1,746	$3,984	$5,896
Reinsurance ceded	(304)	(581)	(1,029)	(1,684)
Net amount	$804	$1,165	$2,955	$4,212
Other policy revenue:
Gross amounts, including reinsurance assumed	$280	$188	$818	$503
Reinsurance ceded	(82)	29	(241)	26
Net amount	$198	$217	$577	$529
Policyholder benefits and claims incurred:
Gross amounts, including reinsurance assumed	$(1,070)	$(1,879)	$(3,947)	$(5,621)
Reinsurance ceded	326	649	1,017	1,462
Net amount	$(744)	$(1,230)	$(2,930)	$(4,159)
Interest sensitive contract benefits:
Gross amounts, including reinsurance assumed	$(596)	$(632)	$(1,714)	$(1,442)
Reinsurance ceded	62	75	159	278
Net amount	$(534)	$(557)	$(1,555)	$(1,164)
Change in fair value of market risk benefits:
Gross amounts, including reinsurance assumed	$(328)	$(257)	$(695)	$(449)
Reinsurance ceded	18	50	70	43
Net amount	$(310)	$(207)	$(625)	$(406)
Following the effective settlement of a reinsurance arrangement between NER SPC and AEL in the second quarter of 2024 (see Note 16 for details), our reinsurance assumed exposure is principally limited to the amounts of reinsurance funds withheld asset and associated deposit liability based on deposit accounting as presented in the statements of financial position, as well as certain future policy benefits liability.
Effective July 1, 2024, several ANGI subsidiaries entered into a coinsurance reinsurance agreement with a strong rated counterparty, whereby these subsidiaries ceded a diversified block of life business representing approximately $3.3 billion of insurance liabilities, which was recorded within “Reinsurance recoverables and deposit assets” on the statements of financial position.
Furthermore, certain of our subsidiaries have intercompany reinsurance agreements with its wholly owned reinsurance companies, some of which are captive reinsurance companies. All intercompany balances arising from such intercompany reinsurance agreements are eliminated in full on consolidation.

NOTE 13. SEPARATE ACCOUNT ASSETS AND LIABILITIES
The following table presents the change of the Company’s separate account assets and liabilities:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2025	2024
Balance, beginning of period	$1,343	$1,189
Additions (deductions):
Policyholder deposits	50	55
Net investment income	43	19
Net realized capital gains on investments	84	156
Policyholder benefits and withdrawals	(142)	(103)
Net transfer to general account	(172)	(4)
Policy charges	(11)	(10)
Total changes	(148)	113
Balance, end of period	$1,195	$1,302

Cash surrender value	$788	$732

NOTE 14. DEFERRED POLICY ACQUISITION COSTS, DEFERRED SALES INDUCEMENTS AND VALUE OF BUSINESS ACQUIRED
The following tables present a rollforward of DAC, deferred sales inducements (“DSI”) and value of business acquired (“VOBA asset”) for the periods indicated:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of period	$886	$184	$306	$1,376
Additions	834	340	90	1,264
Amortization	(80)	(343)	(30)	(453)
Net change	754	(3)	60	811
Balance, end of period	$1,640	$181	$366	$2,187
DSI:
Balance, beginning of period	$393	$—	$—	$393
Additions	583	—	—	583
Amortization	(33)	—	—	(33)
Net change	550	—	—	550
Balance, end of period	$943	$—	$—	$943
VOBA asset:
Balance, beginning of period	$8,838	$27	$62	$8,927
Amortization	(582)	(11)	(3)	(596)
Net change	(582)	(11)	(3)	(596)
Balance, end of period	$8,256	$16	$59	$8,331
Total DAC, DSI and VOBA asset	$10,839	$197	$425	$11,461

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Total
DAC:
Balance, beginning of period	$1,314	$171	$217	$1,702
Additions	504	376	82	962
Derecognition(1)	(1,129)	—	—	(1,129)
Amortization	(47)	(349)	(13)	(409)
Net change	(672)	27	69	(576)
Balance, end of period	$642	$198	$286	$1,126
DSI:
Balance, beginning of period	$257	$—	$—	$257
Additions	236	—	—	236
Derecognition(1)	(246)	—	—	(246)
Amortization	(7)	—	—	(7)
Net change	(17)	—	—	(17)
Balance, end of period	$240	$—	$—	$240
VOBA asset:
Balance, beginning of period	$40	$168	$301	$509
Acquisition of business combination	9,321	—	—	9,321
Derecognition(2)	—	—	(250)	(250)
Amortization	(331)	(103)	(17)	(451)
Net change	8,990	(103)	(267)	8,620
Balance, end of period	$9,030	$65	$34	$9,129
Total DAC, DSI and VOBA asset	$9,912	$263	$320	$10,495
__________________________
(1)See Note 16 for the details of an effective settlement of a reinsurance arrangement, resulting in the derecognition of DAC and DSI.
(2)See Note 12 for details of a reinsurance transaction in relation to the Company’s Life business at ANGI, resulting in the derecognition of a portion of the VOBA asset recognized upon the Company’s acquisition of American National in May 2022.
The following table provides the projected VOBA asset amortization expenses for a five-year period and thereafter as of September 30, 2025:

Years	US$ MILLIONS
2025(1)	$200
2026	751
2027	681
2028	624
2029	571
Thereafter	5,504
Total amortization expense	$8,331
__________________________
(1)Expected amortization for the remainder of 2025.

NOTE 15. INTANGIBLE ASSETS
The components of definite-lived and indefinite-lived intangible assets are as follows. Refer to Note 14 for VOBA asset, which is an actuarial intangible asset arising from a business combination.

	September 30, 2025			December 31, 2024
AS OF US$ MILLIONS	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Distributor relationships	$1,467	$(87)	$1,380	$1,466	$(43)	$1,423
Trade name	71	(15)	56	71	(9)	62
Unpaid claims reserve intangible asset	103	(55)	48	103	(37)	66
Software and other	151	(45)	106	85	(17)	68
Total definite-lived intangible assets	1,792	(202)	1,590	1,725	(106)	1,619
Indefinite-lived intangible assets:
Insurance licenses	67	—	67	71	—	71
Total	$1,859	$(202)	$1,657	$1,796	$(106)	$1,690
No impairment expenses of intangible assets were recognized for the three and nine months ended September 30, 2025 and 2024. The Company estimates that its intangible assets do not have any significant residual value in determining their amortization. Amortization expenses were $29 million and $96 million for the three and nine months ended September 30, 2025 and $31 million and $66 million for the three and nine months ended September 30, 2024, respectively.
The following table outlines the estimated future amortization expense related to definite-lived intangible assets held as of September 30, 2025.

Years	US$ MILLIONS
2025(1)	$32
2026	118
2027	101
2028	90
2029	79
Thereafter	1,170
Total amortization expense	$1,590
__________________________
(1)Expected amortization for the remainder of 2025.

NOTE 16. ACQUISITION
Acquisition of American Equity Investment Life Holdings Company in May 2024
On May 2, 2024, the Company, through its subsidiary American National, completed the acquisition of AEL, an Iowa corporation, by acquiring all of AEL’s issued and outstanding common stock not already owned for a total consideration of approximately $4.0 billion comprised of $2.5 billion in cash and $1.1 billion of stock consideration in the form of class A limited voting shares of Brookfield Asset Management Ltd. (“BAM Shares”). The remaining consideration primarily relates to the previously held equity interest in AEL prior to the acquisition as well as the effective settlement of a previously held reinsurance agreement between AEL and NER SPC.
Subsequent to the acquisition, on May 7, 2024, American National completed a downstream merger with AEL and changed its name to American National Group Inc. and reincorporated as a Delaware corporation.
Had the acquisition occurred on January 1, 2024, the consolidated unaudited pro forma revenue and net income would be: (i) $3.0 billion and $65 million, respectively, for the three months ended September 30, 2024; and (ii) $9.2 billion and $1.3 billion, respectively, for the nine months ended September 30, 2024. The pro forma amounts have been calculated using the subsidiary’s results and adjusting them for the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2024, together with the consequential tax effects.
Accounting for the acquisition of AEL was finalized in the second quarter of 2025. As part of finalizing the valuations of certain assets and liabilities, we recognized measurement period adjustments to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Measurement period adjustments made were: (i) $45 million increase in both the VOBA asset and market risk benefits liability through the inclusion of updated mortality, base lapse and utilization assumptions related to AEL’s market risk benefits liability as part of its annual assumptions review which took place in the third quarter of 2024; and (ii) $40 million decrease in intangible assets, $8 million increase in deferred tax asset and a $32 million increase in goodwill as a result of updating discount rate and tax assumptions relating to intangible assets. Goodwill recognized is not deductible for income tax purposes.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed as of the acquisition date:

US$ MILLIONS
Fair value of consideration transferred:
Cash	$2,525
BAM Shares transferred by the Company	1,111
Fair value of the Company’s pre-existing reinsurance agreement effectively settled	(541)
Fair value of the Company’s pre-existing interest in AEL	897
Total	$3,992
Assets acquired:
Investments	$42,960
Cash and cash equivalents	13,367
Accrued investment income	414
Value of business acquired	9,321
Reinsurance recoverables and deposit assets	6,851
Property and equipment	42
Intangible assets	1,540
Other assets	671
Total assets acquired	75,166
Liabilities assumed:
Future policy benefits	311
Policyholders’ account balances	61,473
Market risk benefits	3,023
Notes payable	768
Subsidiary borrowings	84
Funds withheld for reinsurance liabilities	3,371
Other liabilities	2,093
Total liabilities assumed	71,123
Less: Non-controlling interest	713
Net assets acquired	3,330
Goodwill	$662
The Company identified that a reinsurance agreement between AEL and NER SPC constituted a pre-existing relationship in accordance with ASC 805 that would need to be effectively settled as part of the acquisition. The Company recognized an effective settlement loss of $48 million, as a result of derecognizing certain assets and liabilities in relation to the reinsurance agreement, which include deferred policy acquisition costs, deferred sales inducements, reinsurance funds withheld, policyholders’ account balances and market risk benefits liability. The effective settlement loss was included in “Investment related gains (losses)” in the statements of operations in the second quarter of 2024. Concurrently, the Company derecognized NER SPC’s accumulated other comprehensive loss pertaining to market risk benefits liability, recognizing an additional loss of $66 million in “Investment related gains (losses)” in the statements of operations.
The gain on disposal as a result of remeasuring to fair value the pre-existing equity interest in AEL immediately prior to the business combination was approximately $4 million, recognized in “Investment related gains (losses)” in the statements of operations in the second quarter of 2024.
Acquisition-related costs of $127 million incurred were recorded as “Operating expenses” in the statements of operations when incurred in the second quarter of 2024.

NOTE 17. FUTURE POLICY BENEFITS
The reconciliation of the balances described in the table below to the “Future policy benefits” in the statements of financial position is as follows.

AS OF US$ MILLIONS	September 30, 2025	December 31, 2024
Future policy benefits:
Annuities	$11,438	$10,287
Life Insurance	1,947	1,816
Deferred profit liability:
Annuities	214	242
Life Insurance	105	76
Other contracts and VOBA liability	1,667	1,667
Total future policy benefits	$15,371	$14,088

The balances and changes in the liability for future policy benefits are as follows:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2025 US$ MILLIONS	Annuities	Life Insurance	Total
Present value of expected net premiums:
Balance, beginning of period	$—	$2,353	$2,353
Beginning balance at original discount rate	—	2,507	2,507
Effect of changes in cash flow assumptions	—	68	68
Effect of actual variances from expected experience	1	(56)	(55)
Adjusted beginning of period balance	1	2,519	2,520
Issuances	886	7	893
Interest accrual	7	71	78
Net premiums collected	(897)	(219)	(1,116)
Derecognitions (lapses and withdrawals)	3	—	3
Ending balance at original discount rate	—	2,378	2,378
Effect of changes in discount rate assumptions	—	(77)	(77)
Balance, end of period	$—	$2,301	$2,301

Present value of expected future policy benefits
Balance, beginning of period	$10,287	$4,169	$14,456
Beginning balance at original discount rate	10,518	4,601	15,119
Effect of changes in cash flow assumptions(1)	10	72	82
Effect of actual variances from expected experience	5	(50)	(45)
Adjusted beginning of period balance	10,533	4,623	15,156
Issuances	1,072	7	1,079
Interest accrual	363	132	495
Benefit payments	(694)	(237)	(931)
Derecognitions (lapses and withdrawals)	35	—	35
Foreign currency translation	244	—	244
Ending balance at original discount rate	11,553	4,525	16,078
Effect of changes in discount rate assumptions	(115)	(277)	(392)
Balance, end of period	$11,438	$4,248	$15,686

Net liability for future policy benefits	11,438	1,947	13,385
Less: Reinsurance recoverables	(1)	(1,270)	(1,271)
Net liability for future policy benefits, after reinsurance recoverable	$11,437	$677	$12,114

Weighted average liability duration of future policy benefits (years)	7	14
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	5%
__________________________
(1)For the three and nine months ended September 30, 2025, the Company recognized liability remeasurement losses of $22 million and $53 million, respectively, from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuities	Life Insurance	Total
Present value of expected net premiums
Balance, beginning of period	$—	$3,145	$3,145
Beginning balance at original discount rate	—	3,253	3,253
Effect of changes in cash flow assumptions	—	196	196
Effect of actual variances from expected experience	11	(325)	(314)
Adjusted beginning of period balance	11	3,124	3,135
Issuances	1,621	44	1,665
Interest accrual	13	87	100
Net premiums collected	(1,643)	(244)	(1,887)
Derecognitions (lapses and withdrawals)	—	1	1
Ending balance at original discount rate	2	3,012	3,014
Effect of changes in discount rate assumptions	—	(39)	(39)
Balance, end of period	$2	$2,973	$2,975

Present value of expected future policy benefits
Balance, beginning of period	$5,731	$5,040	$10,771
Beginning balance at original discount rate	5,909	5,277	11,186
Effect of changes in cash flow assumptions(1)	15	(185)	(170)
Effect of actual variances from expected experience	7	(357)	(350)
Adjusted beginning of period balance	5,931	4,735	10,666
Acquisition from business combination	311	—	311
Issuances	1,628	44	1,672
Interest accrual	215	145	360
Benefit payments	(451)	(223)	(674)
Derecognitions (lapses and withdrawals)	3	1	4
Foreign currency translation	(69)	—	(69)
Ending balance at original discount rate	7,568	4,702	12,270
Effect of changes in discount rate assumptions	(38)	(168)	(206)
Balance, end of period	$7,530	$4,534	$12,064

Net liability for future policy benefits	7,528	1,561	9,089
Less: Reinsurance recoverables	(29)	(1,288)	(1,317)
Net liability for future policy benefits, after reinsurance recoverable	$7,499	$273	$7,772

Weighted average liability duration of future policy benefits (years)	8	15
Weighted average interest accretion rate	5%	5%
Weighted average current discount rate	5%	5%
__________________________
(1)For the three and nine months ended September 30, 2024, the Company recognized liability remeasurement losses of nil and $60 million, respectively, from the net effect of the changes in cash flow assumptions, which were included in “Policyholder benefits and claims incurred” in the statements of operations.

The Company performs its annual assumptions review during the third quarter of each year. In 2025, we updated mortality and other policyholder behavior assumptions, which resulted in a $31 million increase to future policy benefit liabilities. In 2024, our annual assumptions review resulted in a $14 million decrease in future policy benefit liabilities.
The amounts of undiscounted and discounted expected gross premiums and future benefit payments follow:

AS OF SEP. 30 US$ MILLIONS	2025		2024
	Undiscounted	Discounted	Undiscounted	Discounted
Annuities:
Expected future benefit payments	$19,164	$11,436	$11,948	$7,531
Expected future gross premiums	—	—	—	—
Life Insurance:
Expected future benefit payments	$8,585	$4,248	$9,051	$4,535
Expected future gross premiums	5,381	3,248	5,858	3,681
Total:
Expected future benefit payments	$27,749	$15,684	$20,999	$12,066
Expected future gross premiums	5,381	3,248	5,858	3,681
The amount of revenue and interest recognized in the statements of operations follows:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended				Nine Months Ended
	Gross Premiums or Assessments		Interest Expense		Gross Premiums or Assessments		Interest Expense
	2025	2024	2025	2024	2025	2024	2025	2024
Annuities	$151	$1,393	$139	$137	$912	$3,398	$360	$303
Life Insurance	99	330	40	58	305	665	81	117

NOTE 18. POLICYHOLDERS’ ACCOUNT BALANCES
Policyholders’ account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed rate annuities and fixed index annuities in the accumulation phase and non-variable group annuity contracts.
The reconciliation of the balances described in the table below to the “Policyholders’ account balances” in the statements of financial position is as follows.

AS OF US$ MILLIONS	September 30, 2025	December 31, 2024
Policyholders’ account balances:
Annuities	$86,037	$80,046
Life Insurance	2,178	2,107
Embedded derivative adjustments and other(1)	1,254	926
Total policyholders’ account balances	$89,469	$83,079
__________________________
(1)“Embedded derivative adjustments and other” line reconciles the account balances as presented in the rollforward within this note to the gross liability as presented in the statements of financial position and includes the fair value of the embedded derivatives.

The balances and changes in policyholders’ account balances follow.

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2025 US$ MILLIONS	Annuities	Life Insurance	Total
Balance, beginning of period	$80,046	$2,107	$82,153
Issuances	12,851	35	12,886
Premiums received	87	324	411
Policy charges	(456)	(278)	(734)
Surrenders and withdrawals	(7,916)	(81)	(7,997)
Interest credited	2,236	71	2,307
Benefit payments	(817)	—	(817)
Other	6	—	6
Balance, end of period	$86,037	$2,178	$88,215

Weighted average crediting rate	4%	5%
Net amount at risk(1)	$13,168	$40,062
Cash surrender value	$78,463	$1,944

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuities	Life Insurance	Total
Balance, beginning of period	$22,456	$1,975	$24,431
Acquisition from business combination(2)	61,296	—	61,296
Issuances	8,192	51	8,243
Derecognition(3)	(7,402)	—	(7,402)
Premiums received	92	314	406
Policy charges	(319)	(284)	(603)
Surrenders and withdrawals	(6,541)	(62)	(6,603)
Interest credited	1,568	74	1,642
Benefit payments	(411)	—	(411)
Other	(194)	—	(194)
Balance, end of period	$78,737	$2,068	$80,805

Weighted average crediting rate	4%	5%
Net amount at risk(1)	$12,495	$38,548
Cash surrender value	$72,719	$1,826
__________________________
(1)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
(2)The difference between the amount shown in this table and the policyholders’ account balance included in Note 16 represents $177 million of liabilities relating to supplemental contracts.
(3)See Note 16 for the details of an effective settlement of a reinsurance arrangement, resulting in the derecognition of certain policyholders’ account balances.

The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums follow.

AS OF SEP. 30, 2025 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$3,553	$2,611	$4,336	$5,155	$—	$15,655
	1% - 2%	1,739	284	926	1,239	—	4,188
	2% - 3%	1,933	415	241	13,170	—	15,759
	Greater than 3%	265	5	7	10	—	287
	Other(1)	—	—	—	—	50,148	50,148
	Total	$7,490	$3,315	$5,510	$19,574	$50,148	$86,037

Life Insurance	1% - 2%	$38	$2	$67	$820	$—	$927
	2% - 3%	381	—	220	—	—	601
	Greater than 3%	650	—	—	—	—	650
	Total	$1,069	$2	$287	$820	$—	$2,178

AS OF SEP. 30, 2024 US$ MILLIONS	Range of Guaranteed Minimum Crediting Rate	At Guaranteed Minimum	1 - 50 Basis Points Above	51 - 150 Basis Points Above	> 150 Basis Points Above	Other(1)	Total
Annuities	0% - 1%	$4,176	$2,882	$3,676	$4,763	$—	$15,497
	1% - 2%	1,504	366	1,411	1,765	—	5,046
	2% - 3%	1,907	412	142	8,354	—	10,815
	Greater than 3%	289	6	1	9	—	305
	Other(1)	—	—	—	—	47,074	47,074
	Total	$7,876	$3,666	$5,230	$14,891	$47,074	$78,737

Life Insurance	1% - 2%	$30	$2	$57	$699	$—	$788
	2% - 3%	422	—	222	—	—	644
	Greater than 3%	636	—	—	—	—	636
	Total	$1,088	$2	$279	$699	$—	$2,068
__________________________
(1)Other includes products with either a fixed rate or no guaranteed minimum crediting rate or allocated to index strategies.
The Company performs its annual assumptions review during the third quarter of each year. In 2025, we updated assumptions relating to option budget, risk margins and policyholder lapse rates, which resulted in a $276 million net decrease to the value of policyholders’ account balances. In 2024, our annual assumptions review resulted in a $60 million increase in the policyholders’ account balances.

NOTE 19. MARKET RISK BENEFITS
The net balance of market risk benefit assets and liabilities of, and changes in guaranteed minimum withdrawal benefits associated with, annuity contracts follows.

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2025	2024
Balance, beginning of period	$2,799	$55
Balance, beginning of period, before effect of changes in the instrument-specific credit risk	2,549	39
Acquisition from business combination	—	2,421
Derecognition(1)	—	(129)
Issuance	(4)	3
Interest accrual	110	64
Attributed fees collected	190	104
Benefits payments	—	—
Effect of changes in interest rates	73	412
Effect of changes in equity markets	104	(48)
Effect of changes in equity index volatility	(53)	(117)
Effect of changes in future expected policyholder behavior	62	(13)
Effect of changes in other future expected assumptions	211	84
Balance, end of period, before the effect of changes in the instrument-specific credit risk	3,242	2,820
Effect of changes in the ending instrument-specific credit risk	153	147
Balance, end of period	3,395	2,967
Less: Reinsured MRB, end of period	(594)	(746)
Balance, end of period, net of reinsurance	$2,801	$2,221

Net amount at risk(2)	$12,717	$12,078
Weighted-average attained age of contract holders (years)	71	71
__________________________
(1)See Note 16 for the details of an effective settlement of a reinsurance arrangement, resulting in the derecognition of certain market risk benefit balances.
(2)Net amount at risk is defined as the current guarantee amount in excess of the current account balance.
The reconciliation of market risk benefits by amounts in an asset position and in a liability position to the “Market risk benefits” amount in the statements of financial position follows.

AS OF US$ MILLIONS	September 30, 2025			December 31, 2024
	Asset	Liability	Net	Asset	Liability	Net
Market risk benefits	$1,110	$(4,505)	$(3,395)	$856	$(3,655)	$(2,799)
The Company performs its annual assumptions review during the third quarter of each year. In 2025, we updated assumptions related to option budget, utilization and policyholder lapse rates, resulting in a $202 million net increase to the market risk benefits liability. In 2024, our annual assumptions review resulted in a $40 million decrease in market risk benefits liability.

NOTE 20. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES
The liability for unpaid claims and claim adjustment expenses (“unpaid claims”) for property and casualty insurance is included in “Policy and contract claims” in the statements of financial position and is the amount estimated for incurred but not reported claims (“IBNR”) claims and claims that have been reported but not settled (“case reserves”), as well as associated claim adjustment expenses.
Information regarding the liability for unpaid claims is shown below:

AS OF AND FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2025	2024
Policy and contract claims, beginning	$7,659	$7,288
Less: Unpaid claims balance, beginning – long-duration	219	198
Gross unpaid claims balance, beginning – short-duration	7,440	7,090
Less: Reinsurance recoverables, beginning	3,083	3,045
Less: Foreign currency translation	1	4
Net balance, beginning – short-duration	4,356	4,041
Acquisition from business combination, net of reinsurance	—	1
Add: incurred related to
Current accident year	1,295	1,734
Prior accident years	38	125
Total incurred claims	1,333	1,859
Less: paid claims related to
Current accident year	461	569
Prior accident years	963	1,030
Total paid claims	1,424	1,599
Add: measurement period adjustment(1)	—	65
Net unpaid claims balance, ending – short-duration	4,265	4,367
Add: Foreign currency translation	1	2
Add: Reinsurance recoverables, ending	2,907	3,140
Gross unpaid claims balance, ending – short-duration	7,173	7,509
Add: Unpaid claims balance, ending – long-duration	280	187
Policy and contract claims, ending	$7,453	$7,696
__________________________
(1)The measurement period adjustment of $65 million arose from finalizing the valuations of certain assets acquired and liabilities assumed from the Company’s acquisition of Argo in November 2023.
The estimates for ultimate incurred claims attributable to insured events of prior years increased by $38 million and increased by $125 million, respectively, for the nine months ended September 30, 2025 and 2024. The unfavorable development during the period in 2025 was primarily related to higher-than-anticipated losses within certain casualty lines, which were partially offset by favorable development in our specialty lines. The unfavorable development during the period in 2024 was primarily related to higher-than-anticipated losses within certain run-off lines.
For short-duration health insurance claims, the total of IBNR plus expected development on reported claims included in the liability for unpaid claims as of September 30, 2025 and December 31, 2024 were $7 million and $7 million, respectively.

NOTE 21. CORPORATE AND SUBSIDIARY BORROWINGS
Corporate Borrowings
The Company has bilateral revolving credit facilities backed by third-party financial institutions, which bear interest at the specified SOFR, Prime, or bankers’ acceptance rate plus a spread. As of September 30, 2025, the total available amount on the credit facilities was $1.3 billion (December 31, 2024 – $1.2 billion). These credit facilities mature in June 2030. As of September 30, 2025, $79 million was drawn on the bilateral credit facilities (December 31, 2024 – $17 million).
The Company has a $1.0 billion 364-day revolving credit facility, for the purpose of temporarily warehousing investments that will ultimately be transferred into its insurance investment portfolios in the near term. The facility borrowings are generally secured by the underlying investments related to the credit facility drawings. As of September 30, 2025, the facility had $493 million of borrowings outstanding, maturing in October 2025 (December 31, 2024 – $755 million). The Company pledged investments totaling $457 million as collateral as of September 30, 2025, consisting of $70 million of investment funds and $387 million of real estate partnerships. As of December 31, 2024, investments totaling $653 million were pledged as collateral consisting of $67 million of private loans, $183 million of investment funds, $19 million of cash and cash equivalents and $384 million of real estate partnerships.
The weighted average interest rates on outstanding corporate borrowings that mature within one year were 6.09% and 6.22% as of September 30, 2025 and December 31, 2024, respectively.
Subsidiary Borrowings
Subsidiary borrowings of $4.0 billion relate to debt issued at ANGI and Argo and consist of the following:
•$500 million aggregate principal amount of senior unsecured notes due June 2027 (issued in June 2017), which bear interest at a fixed rate of 5.0%, payable semi-annually;
•$600 million aggregate principal amount of senior unsecured notes due October 2029 (issued in October 2024), which bear interest at a fixed rate of 5.75%, payable semi-annually;
•$500 million aggregate principal amount of senior unsecured notes due June 2032 (issued in June 2022), which bear interest at a fixed rate of 6.14%, payable semi-annually;
•$700 million aggregate principal amount of senior unsecured notes due July 2035 (issued in June 2025), which bear interest at a fixed rate of 6.0%, payable semi-annually;
•$600 million principal amount of a term loan maturing in May 2027 (entered into in May 2024), which bear interest tied to SOFR plus a spread, payable quarterly;
•$300 million principal amount of a term loan maturing in September 2028 (entered into in September 2025), which bear interest tied to SOFR plus a spread, payable quarterly;
•$265 million aggregate principal amount of series of junior subordinated debentures due between May 2033 and September 2037 (issued to its wholly-owned subsidiary trusts that are not consolidated), which bear interest tied to SOFR plus a spread, payable quarterly;
•$100 million aggregate principal amount of subordinated debentures due June 2047 (issued to its wholly-owned subsidiary trust that is not consolidated), which bear interest at a fixed rate of 5.0%, payable quarterly; and
•$500 million aggregate principal amount of junior subordinated notes due December 2055, which bear interest at a fixed rate of 7.0%, payable semi-annually.
The above noted facilities require the Company and its subsidiaries to maintain minimum net worth covenants. As of September 30, 2025 and December 31, 2024, the Company was in compliance with its financial covenants.

Brookfield Credit Agreement
The Company also has a credit facility with Brookfield maturing in June 2026 that, as of September 30, 2025, permitted borrowings of up to $400 million under the Brookfield Credit Agreement. As of September 30, 2025 and December 31, 2024, there were no amounts drawn on the facility.

NOTE 22. INCOME TAXES
For the three and nine months ended September 30, 2025, the effective tax rates on pre-tax income were 19.7% and 15.1% respectively. The Company’s effective tax rate differed from the statutory tax rate of 18.6% and 20.2% for the same respective periods primarily due to international operations subject to different tax rates.
For the three and nine months ended September 30, 2024, the effective tax rates on pre-tax income were 33.0% and recoveries of 133.0% respectively. The Company’s effective tax rate differed from the statutory tax rate of 23.0% and 20.0% primarily due to international operations subject to different tax rates and changes in tax rates and imposition of new tax legislation. As discussed within the “Pillar Two and Bermuda Corporate Income Tax Regime” section below, the Company recorded material deferred tax assets related to the passage of the Bermuda Corporate Income Tax Act in the second quarter of 2024. As a result, compared to its consolidated statutory tax rate, the Company recognized a material change to its consolidated effective tax rate for the nine months ended September 30, 2024.
Pillar Two and Bermuda Corporate Income Tax Regime
In December 2023, the Government of Bermuda enacted a corporate income tax (“CIT”) regime, designed to align with the Organization for Economic Cooperation and Development’s (“OECD”) global minimum tax rules. The Corporate Income Tax Act 2023 came into operation in its entirety on January 1, 2025. The regime applies a 15% CIT to Bermuda businesses that are part of Multinational Enterprise (“MNE”) groups with annual revenue of €750 million or more. The Company had deferred tax assets totaling $325 million as of September 30, 2025 relating to this regime (December 31, 2024 – $399 million).
The Company has foreign operating subsidiaries principally located in Bermuda, the U.S., Canada, the Cayman Islands, Luxembourg, as well as the U.K. The U.K. enacted legislation in July 2023, implementing certain provisions of Pillar Two. Subsequently on March 21, 2025, the U.K. enacted certain amendments to its Pillar Two legislation, introducing the undertaxed payment rule (“UTPR”) for accounting periods beginning on or after December 31, 2024. Under the amended legislation, the UTPR would be applied as additional top-up tax levied directly on U.K. constituent entities in an amount equal to the UTPR top-up tax allocated to the U.K. There was no material top-up tax allocated to the U.K. as a result of the UTPR for the three and nine months ended September 30, 2025.
On June 20, 2024, Canada enacted new legislation imposing a 15% global minimum tax on profits. The legislation applies retroactively and implements an income inclusion rule (“IIR”) and a qualified domestic minimum top-up tax (“QDMTT”) for fiscal years that begin on or after December 31, 2023. As of September 30, 2025, Canada has not enacted legislation addressing the UTPR.
Luxembourg implemented the Pillar Two rules in line with the EU Council Directive on December 14, 2022, which introduced an IIR tax (for fiscal years starting on or after December 31, 2023), a UTPR tax (for fiscal years starting on or after December 31, 2024) and a QDMTT (for fiscal years starting on or after December 31, 2023).
The U.S. and Cayman Islands have not yet passed legislation with respect to the Pillar Two.
The Company continues to evaluate the impact of the global minimum tax requirements by monitoring the legislative changes and future developments in relation to the Pillar Two across jurisdictions in which the Company operates and assessing their impact on our operations and financial statements. Based on our evaluation of the enacted Pillar Two legislation in Canada, Luxembourg and the U.K., we determined that there was no material impact on the effective tax rate for the three and nine months ended September 30, 2025.

NOTE 23. SHARE CAPITAL
As of September 30, 2025 and December 31, 2024, the share capital of the Company comprises the following:

AS OF US$ MILLIONS, EXCEPT FOR PAR VALUE AND SHARE AMOUNTS	September 30, 2025					December 31, 2024
	Par Value		Authorized to Issue	Outstanding(2)	Carrying Amount	Par Value		Authorized to Issue	Outstanding(2)	Carrying Amount
Class A Senior Preferred Shares		$25.00	100,000,000	—	$—		$25.00	100,000,000	—	$—
Class B Senior Preferred Shares	C$	25.00	100,000,000	—	—	C$	25.00	100,000,000	—	—
Class A Junior Preferred Shares	25.00		1,000,000,000	—	—	25.00		1,000,000,000	—	—
Class B Junior Preferred Shares	C$	25.00	1,000,000,000	—	—	C$	25.00	1,000,000,000	—	—
Class A Exchangeable Shares(1)	21.89		1,000,000,000	59,928,210	1,337	22.07		1,000,000,000	62,154,774	1,441
Class A-1 Exchangeable Shares(1)	21.89		500,000,000	—	—	22.07		500,000,000	—	—
Class B Shares(1)	21.89		500,000	36,000	1	22.07		500,000	36,000	1
Class C Shares	1.00		1,000,000,000	247,868,246	10,986	1.00		1,000,000,000	201,116,647	8,526
__________________________
(1)On October 9, 2025, the Company completed a three-for-two stock split in the form of a stock dividend, issuing one-half of a Class A share and one-half of a Class B share for each Class A and Class B share outstanding, respectively. The stock split resulted in the issuance of incremental 21,768,651 Class A shares and 12,000 Class B shares. Total number of shares outstanding and the par value per Class A and Class B shares were adjusted to reflect the three-for-two stock split.
(2)The number of issued shares is the same as the number of outstanding shares for all share types, except for Class A exchangeable shares. The number of issued Class A exchangeable shares was 65,300,561 as of September 30, 2025, including 5,372,351 shares held in treasury. The number of issued Class A exchangeable shares as of December 31, 2024 was 65,154,774, including 3,000,000 shares held in treasury.
For the nine months ended September 30, 2025, the following events impacted the Company’s share capital position:
•On February 24, 2025, we repurchased 96,984 Class A exchangeable shares, which were held in treasury as of September 30, 2025.
•On June 25, 2025, Brookfield contributed $3.5 billion of BAM shares, in exchange for the issuance of 41,670,076 Class C shares and a promissory note. The promissory note is reported as “Due to related parties” in the statements of financial position.
•On August 5, 2025, we repurchased 2,255,315 Class A exchangeable shares, which were held in treasury as of September 30, 2025.
•On September 26, 2025, the Company issued 5,081,523 Class C shares to Brookfield, valued at $250 million in exchange for certain investments contributed by Brookfield.
For the nine months ended September 30, 2024, in addition to the conversion of Class A-1 exchangeable shares by certain of its shareholders to Class A exchangeable shares, the following events impacted the Company’s share capital position:
•On May 3, 2024, we issued 26,586,622 Class C shares to Brookfield in exchange for BAM shares purchased from Brookfield which were used as consideration for the acquisition of AEL.
•On August 29, 2024, the Company redesignated its Class A-1 exchangeable shares into its Class A exchangeable shares. Following the redesignation, there have been no Class A-1 exchangeable shares issued and outstanding to date.

The movement of shares outstanding is as follows:

	2025			2024
AS OF AND FOR THE PERIODS ENDED SEP. 30 SHARE AMOUNTS	Class A Exchangeable Shares(1)	Class B Shares(1)	Class C Shares	Class A Redeemable Junior Preferred Shares	Class A Exchangeable Shares(1)	Class A-1 Exchangeable Shares(1)	Class B Shares(1)	Class C Shares
Outstanding as of January 1	62,154,774	36,000	201,116,647	100,460,280	22,967,624	42,110,666	36,000	102,056,784
Issuances	62,454	—	41,670,076	—		—	—	26,586,622
Acquisition of treasury shares, net	(96,984)	—	—	—	—	—	—	—
Conversions	—	—	—	—	2,352,009	(2,352,009)	—	—
Outstanding as of June 30	62,120,244	36,000	242,786,723	100,460,280	25,319,633	39,758,657	36,000	128,643,406
Issuances	63,281	—	5,081,523	—	46,761	—	—	—
Acquisition of treasury shares, net	(2,255,315)	—	—	—	—	—	—	—
Conversions	—	—	—	—	693,503	(693,503)	—	—
Redesignation	—	—	—	—	39,065,154	(39,065,154)	—	—
Outstanding as of September 30	59,928,210	36,000	247,868,246	100,460,280	65,125,050	—	36,000	128,643,406
__________________________
(1)The number of shares outstanding for Class A and Class B shares is adjusted to reflect the aforementioned three-for-two stock split. The conversion and redesignation of Class A-1 exchangeable shares into its Class A exchangeable shares remains presented on a one-for-one basis by matching the effect of the three-for-two stock split.

NOTE 24. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of and changes in the accumulated other comprehensive income (“AOCI”), and the related tax effects, are shown below:

AS OF AND FOR THE PERIODS ENDED SEP. 30, 2025 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Foreign Currency Translation	Total
Balance as of January 1, 2025	$(12)	$362	$(189)	$104	$(61)	$204
Other comprehensive income (loss) before reclassifications	519	(77)	(31)	(7)	198	602
Amounts reclassified to (from) net income	(43)	—	—	—	—	(43)
Deferred income tax benefit (expense)	(80)	11	6	2	(29)	(90)
Balance as of June 30, 2025	$384	$296	$(214)	$99	$108	$673
Other comprehensive income (loss) before reclassifications	664	(65)	125	(30)	(115)	579
Amounts reclassified to (from) net income	34	—	—	—	—	34
Deferred income tax benefit (expense)	(146)	17	(26)	6	14	(135)
Balance as of September 30, 2025	$936	$248	$(115)	$75	$7	$1,151

AS OF AND FOR THE PERIODS ENDED SEP. 30, 2024 US$ MILLIONS	Change in Net Unrealized Investment Gains (Losses)	Change in Discount Rate for Future Policy Benefits	Change in Instrument-Specific Credit Risk for Market Risk Benefits	Defined Benefit Pension Plan Adjustment	Foreign Currency Translation	Total
Balance as of January 1, 2024	$(438)	$239	$(15)	$85	$9	$(120)
Other comprehensive income (loss) before reclassifications	316	320	(43)	24	(25)	592
Amounts reclassified to (from) net income	(14)	—	67	—	—	53
Deferred income tax benefit (expense)	(63)	(71)	(2)	(5)	(2)	(143)
Balance as of June 30, 2024	$(199)	$488	$7	$104	$(18)	$382
Other comprehensive income (loss) before reclassifications	1,908	(432)	(90)	4	25	1,415
Amounts reclassified to (from) net income	4	—	—	—	—	4
Deferred income tax benefit (expense)	(400)	97	19	(1)	3	(282)
Balance as of September 30, 2024	$1,313	$153	$(64)	$107	$10	$1,519

NOTE 25. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS AND SHARES	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Net income	$608	$65	$842	$671
Dividends on Class A redeemable junior preferred shares(1)	—	(28)	—	(84)
	$608	$37	$842	$587
Attributable to:
Class A exchangeable and Class B shareholders(2)	$4	$4	$12	$10
Class C shareholder	579	20	746	557
Non-controlling interests	25	13	84	20
	$608	$37	$842	$587

Earnings per class C share – basic	$2.38	$0.16	$3.45	$4.77

Weighted average shares – Class C shares	243,007,659	128,643,406	215,996,952	116,708,536
__________________________
(1)Our Class A redeemable junior preferred shares were converted to Class C shares by Brookfield on December 6, 2024. Accordingly, no dividends were accrued for the three and nine months ended September 30, 2025.
(2)On August 29, 2024, the Company redesignated all of its Class A-1 exchangeable shares into its Class A exchangeable shares. Amounts attributable to Class A exchangeable and Class B shareholders include amounts attributable to Class A-1 exchangeable shareholders prior to the redesignation.

NOTE 26. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
(a)Related party transactions under Brookfield agreements
The Company has an outstanding equity commitment in the amount of $2.0 billion from Brookfield to fund future growth, which the Company may draw on from time to time. As of September 30, 2025 and December 31, 2024, there were no amounts drawn under the equity commitment.
The Company has a revolving credit facility with Brookfield under the Brookfield Credit Agreement. Refer to Note 21 for more details.
The following table reflects the related party agreements and transactions involving Brookfield, which includes Brookfield Corporation’s subsidiaries, included in the statements of operations:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Credit agreement fees with Brookfield	$—	$—	$—	$—
Support agreement fees with Brookfield	—	—	—	—
Rights agreement fees to Brookfield	—	—	—	—
Administration fees with Brookfield	3	1	7	6
Investment management fees to Brookfield(1)	59	51	166	113
Licensing agreement fees to Brookfield	—	—	—	—
__________________________
(1)The Company had $60 million and $48 million of investment management fees payable to Brookfield as of September 30, 2025 and 2024, respectively, which are included in “Due to related parties” on the statements of financial position. The remaining “Due to related parties” balances as of September 30, 2025 and 2024 are primarily related to accounts and loans payable to Brookfield and its subsidiaries.
(b)Other related party transactions
For the nine months ended September 30, 2025, the Company and its subsidiaries, in aggregate, purchased related party investments of $6.8 billion (2024 – $5.6 billion). Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the financial statements.
As of September 30, 2025, we held investments in related parties of $18.3 billion, which include $3.7 billion of BAM shares, $1.6 billion of our investment in a Brookfield real estate private fund, $1.7 billion of real estate partnerships associated with Brookfield office and retail real estate properties and $1.0 billion of our interest in BBU, to which we apply equity method of accounting (December 31, 2024 – $12.5 billion).
The Company had $314 million of cash on deposit with a wholly-owned subsidiary of Brookfield as of September 30, 2025 (December 31, 2024 – $493 million).

NOTE 27. SEGMENT REPORTING
The Company’s reporting segments are Annuities, P&C, Life Insurance and Corporate and Other. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The Company’s CODM has been identified as the Chief Executive Officer and the Chief Financial Officer.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings (“DOE”). DOE provides the CODM with insights on capital allocation and investment strategies, as well as product mix and pricing of insurance products offered by the Annuities, P&C and Life Insurance segments.
DOE is calculated as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and the Company’s share of adjusted earnings from investments in certain associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments.
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED SEP. 30, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$317	$590	$96	$—
Net investment income, including reinsurance funds withheld	1,371	116	49	74
Segment revenues(1)(2)	1,688	706	145	74	$2,613
Policyholder benefits, net	(286)	(412)	(69)	—
Interest sensitive contract benefits, excluding index credits	(533)	—	(10)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(248)	(117)	(15)	—
Other insurance and reinsurance expenses(3)	(101)	—	—	—
Operating expenses, excluding transactions costs	(121)	(64)	(14)	(12)
Interest expense	—	—	—	(90)
Income tax expense, net	—	—	—	(94)
Segment DOE	$399	$113	$37	$(122)	$427
Depreciation and amortization expenses					(51)
Deferred income tax expense relating to basis and other changes					(55)
Transaction costs					(12)
Mark-to-market gains on investments, including reinsurance funds withheld					301
Mark-to-market losses on insurance contracts and other net assets					(2)
Net income					$608

FOR THE THREE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$522	$705	$155	$—
Net investment income, including reinsurance funds withheld	1,190	107	89	65
Segment revenues(1)(2)	1,712	812	244	65	$2,833
Policyholder benefits, net	(444)	(553)	(123)	—
Interest sensitive contract benefits, excluding index credits	(437)	—	(8)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(210)	(147)	(9)	—
Other insurance and reinsurance expenses(3)	(59)	—	—	—
Operating expenses, excluding transactions costs	(183)	(87)	(62)	(25)
Interest expense	—	—	—	(99)
Income tax recovery (expense), net	—	—	—	(17)
Segment DOE	$379	$25	$42	$(76)	$370
Depreciation and amortization expenses					(38)
Deferred income tax recovery relating to basis and other changes					127
Transaction costs					(32)
Mark-to-market gains on investments, including reinsurance funds withheld					233
Mark-to-market losses on insurance contracts and other net assets					(595)
Net income					$65

FOR THE NINE MONTHS ENDED SEP. 30, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$1,362	$1,871	$300	$—
Net investment income, including reinsurance funds withheld	4,037	329	157	215
Segment revenues(1)(2)	5,399	2,200	457	215	$8,271
Policyholder benefits, net	(1,259)	(1,322)	(232)	—
Interest sensitive contract benefits, excluding index credits	(1,517)	—	(23)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(695)	(354)	(33)	—
Other insurance and reinsurance expenses(3)	(315)	—	—	—
Operating expenses, excluding transactions costs	(382)	(228)	(60)	(60)
Interest expense	—	—	—	(252)
Income tax expense, net	—	—	—	(277)
Segment DOE	$1,231	$296	$109	$(374)	$1,262
Depreciation and amortization expenses					(167)
Deferred income tax recovery relating to basis and other changes					124
Transaction costs					(67)
Mark-to-market gains on investments, including reinsurance funds withheld					328
Mark-to-market losses on insurance contracts and other net assets					(638)
Net income					$842

FOR THE NINE MONTHS ENDED SEP. 30, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Net premiums and other policy related revenues	$1,947	$2,246	$548	$—
Net investment income, including reinsurance funds withheld	2,577	338	310	148
Segment revenues(1)(2)	4,524	2,584	858	148	$8,114
Policyholder benefits, net	(1,870)	(1,692)	(439)	—
Interest sensitive contract benefits, excluding index credits	(904)	—	(34)	—
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(385)	(452)	(30)	—
Other insurance and reinsurance expenses(3)	(128)	—	—	—
Operating expenses, excluding transactions costs	(387)	(281)	(181)	(46)
Interest expense	—	—	—	(266)
Income tax recovery (expense), net	(46)	2	(12)	(16)
Segment DOE	$804	$161	$162	$(180)	$947
Depreciation and amortization expenses					(94)
Deferred income tax recovery relating to basis and other changes					455
Transaction costs					(181)
Mark-to-market gains on investments, including reinsurance funds withheld					411
Mark-to-market losses on insurance contracts and other net assets					(867)
Net income					$671
__________________________
(1)For the three and nine months ended September 30, 2025 and 2024, there were no significant intersegment revenues.
(2)Our consolidated revenues in the statements of operations principally represent the sum of “Segment revenues” and “Mark-to-market gains (losses) on investments, including reinsurance funds withheld” in the tables above.
(3)“Other insurance and reinsurance expenses” primarily represent “Change in fair value of market risk benefits” excluding the effect of changes in market risks (e.g., interest rates, equity markets and equity index volatility) and are inclusive of “Other reinsurance expenses” arising from our reinsurance assumed business on the statements of operations. See Note 19 for the details of market risk benefits and Note 12 for the details of our reinsurance assumed business.
The Company’s Annuities segment offers annuity-based products to individuals and institutions. Total premium revenues recorded within Annuities segment for the three and nine months ended September 30, 2025 and 2024 were primarily from PRT transactions with institutions in the U.S. and Canada. Premiums received from retail annuities are generally recorded as deposits and are not included in net premiums.
Our P&C segment provides a broad range of P&C products through American National and Argo, which include coverage for property, casualty, specialty and other. Total earned premiums within this segment for the three and nine months ended September 30, 2025 and 2024 were primarily from transactions with U.S.-based individuals and institutions.
The Company’s Life Insurance business is principally provided by American National. Total premium revenues recorded within this segment for the three and nine months ended September 30, 2025 and 2024 were primarily from transactions with U.S. retail customers.
Lastly, Corporate and Other segment’s revenue is mainly from investment income earned on investments warehoused by the Company prior to their transfer into its insurance investment portfolios, net of associated borrowing costs.

In addition to DOE, the CODM also monitors the assets, including investments accounted for using the equity method, liabilities and equity attributable to each segment.

AS OF SEP. 30, 2025 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Assets	$120,436	$13,065	$9,338	$9,982	$152,821
Liabilities	111,778	9,315	7,898	6,915	135,906
Equity	8,658	3,750	1,440	3,067	16,915

AS OF DEC. 31, 2024 US$ MILLIONS	Annuities	P&C	Life Insurance	Corporate & Other	Total
Assets	$112,931	$14,269	$7,708	$5,045	$139,953
Liabilities	105,724	9,574	6,510	5,069	126,877
Equity	7,207	4,695	1,198	(24)	13,076
The following table shows the breakdown of total assets by jurisdiction.

AS OF US$ MILLIONS	September 30, 2025	December 31, 2024
United States	$138,653	$130,051
Canada	5,370	5,238
Bermuda and other	8,798	4,664
Total assets	$152,821	$139,953
The breakdown of total revenue by jurisdiction follows.

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
United States	$2,441	$2,401	$7,528	$6,423
Canada	76	120	231	514
Bermuda	222	436	306	585
Other(1)	187	12	516	834
Total revenue	$2,926	$2,969	$8,581	$8,356
__________________________
(1)No other country greater than 10%.

NOTE 28. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As of September 30, 2025, the Company and its subsidiaries, in aggregate, had outstanding commitments to purchase, expand or improve real estate and to fund mortgage loans, private loans and investment funds of $11.3 billion (December 31, 2024 – $10.3 billion).
In addition, the subsidiaries of the Company had outstanding letters of credit in the amount of $36 million as of September 30, 2025 (December 31, 2024 – $437 million). As of September 30, 2025, certain of our subsidiaries had approximately $161 million of future payments in aggregate, inclusive of office space construction costs, under their long-term operating lease agreements.
Federal Home Loan Bank (“FHLB”) Agreements
Certain of the Company’s subsidiaries have access to the FHLB’s financial services including advances that provide an attractive funding source for short-term borrowing and for access to other funding agreements. As of September 30, 2025, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $801 million (December 31, 2024 – $800 million) and commercial mortgage loans of approximately $1.1 billion (December 31, 2024 – $727 million) were on deposit with the FHLB as collateral for borrowing. As of September 30, 2025, the collateral provided borrowing capacity of approximately $1.5 billion (December 31, 2024 – $881 million). The deposited securities and commercial mortgage loans are included in the statements of financial position within “Available-for-sale fixed maturity securities” and “Mortgage loans on real estate”, respectively.
Litigation
Certain of the Company’s subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain lawsuits include claims for compensatory and punitive damages. The Company provides accruals for these items to the extent it deems the losses probable and reasonably estimable. After reviewing these matters with legal counsel, based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on the statements of financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on the Company’s financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to the Company is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the lowest amount of the range.

NOTE 29. SUBSEQUENT EVENTS
On July 31, 2025, the Company announced an agreement to acquire the entire issued and to be issued share capital of Just Group plc (“Just”), in an all-cash transaction for approximately £2.4 billion ($3.2 billion). Thereafter, on September 19, 2025, the shareholders of Just voted in favor of our acquisition. The acquisition is expected to close in the first half of 2026, subject to customary closing conditions.
On October 9, 2025, the Company completed a three-for-two stock split of its outstanding Class A exchangeable shares. The stock dividend was paid on October 9, 2025 to shareholders of record at the close of business on October 3, 2025. Fractional shares were paid in cash based on the closing price of the Class A exchangeable shares on the TSX and NYSE on the record date. A concurrent three-for-two split of the Company’s Class B shares was completed. Upon completion of the stock split, the Class A exchangeable shares continue to maintain economic equivalence to class A limited voting shares of Brookfield Corporation.
On October 24, 2025, we extended the maturity on our $1.0 billion revolving credit facility to October 2026.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as of September 30, 2025 and December 31, 2024 and the results of operations for the three and nine months ended September 30, 2025 and 2024. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “Company” mean Brookfield Wealth Solutions Ltd., together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us or Brookfield Oaktree Holdings, LLC and Oaktree Capital Holdings, LLC and its subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information” within this MD&A.
The information in this MD&A should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements (“the financial statements”) prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024, as well as the December 31, 2024 audited consolidated financial statements included within the Form 20-F, filed with the SEC on March 27, 2025. Interim operating results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results expected for the entire year.
Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. The Company holds a direct 100% ownership interest in BWS Holdings Ltd. (“BWS Holdings”), which holds the Company’s interest in its operating subsidiaries, which are: American National Group Inc. (“ANGI”), Argo Group International Holdings, Inc. (“Argo”), Blumont Annuity Company (“BAC Canada”), Blumont Annuity Company UK Ltd. (“BAC UK”), North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC (“NER SPC”).
In May 2024, American Equity Investment Life Holdings Company (“AEL”) became a wholly-owned subsidiary of BWS Holdings. Following the acquisition of AEL, American National Group, LLC (“American National”) completed a downstream merger with AEL. Subsequently, AEL changed its name to American National Group Inc. Following this merger, American National and AEL generally maintain independent insurance operations while sharing certain corporate and management activities. As such, we continue to make references, where applicable, to the operating results of American National and AEL separately in this MD&A. For further details of the Company’s acquisition of AEL and post-merger reorganization, see Note 16, “Acquisition” in the notes to the financial statements.
Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Our business is presently conducted through our subsidiaries under four reporting segments, which are Annuities, Property and Casualty (“P&C”), Life Insurance and Corporate and Other. The principal operating entities of the Company generally maintain their own independent management and infrastructure. Refer to the “Lines of Business” section within this MD&A for further details on our operating segments’ businesses.

Controls and Procedures
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of September 30, 2025. Based on the evaluation conducted, it was concluded that our disclosure controls and procedures were effective. There were no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Key Financial Data
The following table presents key financial data of the Company:

AS OF AND FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Total assets	$152,821	$137,112	$152,821	$137,122
Net income	608	65	842	671
Adjusted Equity(1)	15,213	10,760	15,213	10,760
Distributable Operating Earnings(1)	427	370	1,262	947
__________________________
(1)Adjusted Equity and Distributable Operating Earnings are Non-GAAP measures. See “Reconciliation of Non-GAAP Measures”.

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the three and nine months ended September 30, 2025 and 2024:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Net premiums	$804	$1,165	$2,955	$4,212
Other policy revenue	198	217	577	529
Net investment income	1,476	1,264	4,359	2,956
Investment related gains	426	331	651	261
Net investment results from reinsurance funds withheld	22	(8)	39	398
Total revenues	2,926	2,969	8,581	8,356

Policyholder benefits and claims incurred	(744)	(1,230)	(2,930)	(4,159)
Interest sensitive contract benefits	(534)	(557)	(1,555)	(1,164)
Amortization of deferred policy acquisition costs, deferred sales inducements and value of business acquired	(380)	(366)	(1,082)	(867)
Change in fair value of insurance-related derivatives and embedded derivatives	185	(219)	(146)	(162)
Change in fair value of market risk benefits	(310)	(207)	(625)	(406)
Other reinsurance expenses	(2)	(6)	(4)	(20)
Operating expenses	(272)	(330)	(977)	(1,024)
Interest expense	(112)	(99)	(267)	(266)
Total benefits and expenses	(2,169)	(3,014)	(7,586)	(8,068)

Net income (loss) before income taxes	757	(45)	995	288
Income tax recovery (expense)	(149)	110	(153)	383
Net income	608	65	842	671
Less: non-controlling interests	(25)	(13)	(84)	(20)
Net income attributable to shareholders	$583	$52	$758	$651
Comparison of three months ended September 30, 2025 and 2024
For the three months ended September 30, 2025, we reported net income of $608 million, compared to net income of $65 million in the prior year quarter. The increase of $543 million is primarily driven by favorable unrealized fair value movements on our equity securities portfolio, the continued rotation into higher yielding investment strategies and favorable fair value movements in our fixed index annuity reserves due to movements in interest rates and equity markets used in the valuation of these liabilities.
Net premiums and other policy revenue were $1.0 billion for the three months ended September 30, 2025, compared to $1.4 billion in the prior year quarter. The decrease of $380 million is primarily attributable to the phased withdrawal from non-core businesses in our P&C segment.
Net investment income increased by $212 million for the three months ended September 30, 2025, relative to the prior year quarter. Net investment income is comprised of interest and dividends earned on fixed income and equity investments, as well as other miscellaneous income from equity accounted investments primarily consisting of real estate partnerships and investment funds. The increase from the prior year quarter was driven by the continued rotation into higher yielding investment strategies.
Investment related gains and losses increased by $95 million for the three months ended September 30, 2025, relative to the prior year quarter. The increase is primarily driven by unrealized fair value gains on our equity securities portfolio.

Net investment results from reinsurance funds withheld increased by $30 million for the three months ended September 30, 2025, compared to the prior year quarter. The increase is primarily driven by mark-to-market gains on embedded derivatives arising from our modified coinsurance reinsurance agreement.
Interest sensitive contract benefits represent interest credited to policyholders’ account balances (“PAB”) from our investment contracts with customers, as well as amortization of deferred revenue. For the three months ended September 30, 2025, the amount decreased by $23 million, primarily driven by surrender and withdrawal activities during the quarter.
Amortization of deferred policy acquisition costs (“DAC”), deferred sales inducements and value of business acquired (“VOBA”) were $380 million for the three months ended September 30, 2025, compared to $366 million in the prior year quarter. The increase of $14 million was primarily driven by the continued growth of our annuities business.
Change in fair value of insurance-related derivatives and embedded derivatives represents the fair value change of call options used to fund the equity-indexed annuity and universal life contracts as well as the fair value change of embedded derivatives of these contracts. Fair value changes are impacted by the expected and actual performance of the indices the call options relate to as well as interest rates used to estimate our embedded derivatives. The increase of $404 million is attributable to movements in interest rates and equity markets used in the valuation of these liabilities.
Change in fair value of market risk benefits represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risks. The loss of $310 million for the three months ended September 30, 2025 is primarily due to movements in interest rates and equity markets used in the valuation of these liabilities coupled with reserve adjustments related to our annual assumption reviews.
Other reinsurance expenses decreased by $4 million. The decrease is due to reduced expenses from our reinsurance assumed businesses as a result of the deemed settlement of a previously held reinsurance agreement between NER SPC and AEL in the second quarter of 2024.
Operating expenses were $272 million for the three months ended September 30, 2025, compared to $330 million in the prior year quarter, which represents a decrease of $58 million. The decrease was primarily driven by a non-recurring expense saving at American National related to changes in its pension plan, which was partially offset by additional costs incurred to support the continued growth of our business.
Interest expense increased by $13 million for the three months ended September 30, 2025, compared to the prior year quarter. The increase is primarily driven by changes in interest rates related to our borrowings.
Distributable operating earnings (“DOE”) increased by $57 million to $427 million for the three months ended September 30, 2025. Please refer to the “Segment Review” section for additional details within this MD&A.
Comparison of nine months ended September 30, 2025 and 2024
For the nine months ended September 30, 2025, we reported a net income of $842 million, compared to a net income of $671 million in the prior year period. The increase of $171 million is primarily driven by favorable unrealized fair value movements on our equity securities portfolio coupled with the continued rotation into higher yielding investment strategies. The prior year period included a non-recurring deferred income tax recovery in relation to the corporate income tax regime in Bermuda.
Net premiums and other policy revenue were $3.5 billion for the nine months ended September 30, 2025, compared to $4.7 billion in the prior year period. The decrease of $1.2 billion is primarily driven by lower PRT sales as compared to the prior year period, coupled with the phased withdrawal from non-core businesses in our P&C segment.
Net investment income increased by $1.4 billion for the nine months ended September 30, 2025, relative to the prior year period. Net investment income is comprised of interest and dividends earned on fixed income and equity investments, as well as other miscellaneous income from equity accounted investments primarily consisting of real estate partnerships and investment funds. The increase from the prior year period was driven by the growth in our investment portfolio due to the contribution from AEL, coupled with the continued rotation into higher yielding investment strategies.

Investment related gains and losses increased by $390 million for the nine months ended September 30, 2025, relative to the prior year period. The increase is primarily driven by unrealized fair value gains on our equity securities.
Net investment results from reinsurance funds withheld decreased by $359 million for the nine months ended September 30, 2025, compared to the prior year period. The decrease is primarily driven by reduced investment income recognized through reinsurance funds withheld following the deemed settlement of a previously held reinsurance agreement with AEL post our acquisition (See Note 16, “Acquisition” in the notes to the financial statements).
Interest sensitive contract benefits represent interest credited to PAB from our investment contracts with customers, as well as amortization of deferred revenue. For the nine months ended September 30, 2025, the amount increased by $391 million primarily due to the assumption of AEL’s PAB liabilities.
Amortization of DAC, deferred sales inducements and VOBA were $1.1 billion for the nine months ended September 30, 2025, compared to $867 million in the prior year period. The increase of $215 million was primarily driven by the amortization of VOBA arising from the acquisition of AEL.
Change in fair value of insurance-related derivatives and embedded derivatives represents the fair value change of call options used to fund the equity-indexed annuity and universal life contracts as well as the fair value change of embedded derivatives of these contracts. Fair value changes are impacted by the expected and actual performance of the indices the call options relate to as well as interest rates used to estimate our embedded derivatives. The increase of $16 million is attributable to the change in interest rates used in the valuation of these liabilities.
Change in fair value of market risk benefits represents the mark-to-market movements of our liability based on the protection to the policyholder from capital market risks. The loss of $625 million for the nine months ended September 30, 2025 is primarily due to movements in interest rates and equity markets used in the valuation of these liabilities, reserve adjustments related to our annual assumption reviews and the assumption of AEL’s market risk benefit liabilities.
Other reinsurance expenses decreased by $16 million. The decrease is due to reduced expenses from our reinsurance assumed businesses as a result of the deemed settlement of a previously held reinsurance agreement between NER SPC and AEL in the second quarter of 2024.
Operating expenses decreased by $47 million for the nine months ended September 30, 2025, compared to the prior year period. The decrease was primarily driven by a non-recurring expense saving at American National related to changes in its pension plan, which was partially offset by additional costs incurred to support the continued growth of our business.
Interest expense increased by $1 million for the nine months ended September 30, 2025, compared to the prior year period. The increase is primarily driven by changes in interest rates related to our borrowings.
DOE increased by $315 million to $1.3 billion for the nine months ended September 30, 2025. Please refer to the “Segment Review” section for additional details within this MD&A.

CONSOLIDATED FINANCIAL POSITION
The following table summarizes the financial position as of September 30, 2025 and December 31, 2024:

AS OF US$ MILLIONS	Sep. 30, 2025	Dec. 31, 2024
Assets
Investments	$106,162	$92,966
Cash and cash equivalents	12,209	12,243
Accrued investment income	868	860
Deferred policy acquisition costs, deferred sales inducements and value of business acquired	11,461	10,696
Reinsurance funds withheld	1,462	1,517
Premiums due and other receivables	727	647
Ceded unearned premiums	395	520
Deferred tax asset	493	760
Reinsurance recoverables and deposit assets	12,438	13,195
Property and equipment	270	272
Intangible assets	1,657	1,690
Goodwill	783	783
Other assets	2,701	2,461
Separate account assets	1,195	1,343
Total assets	152,821	139,953
Liabilities
Future policy benefits	15,371	14,088
Policyholders’ account balances	89,469	83,079
Policy and contract claims	7,453	7,659
Deposit liabilities	1,445	1,502
Market risk benefits	4,505	3,655
Unearned premium reserve	1,421	1,843
Due to related parties	2,130	684
Other policyholder funds	353	347
Notes payable	204	189
Corporate borrowings	572	1,022
Subsidiary borrowings	3,993	3,329
Funds withheld for reinsurance liabilities	3,208	3,392
Other liabilities	4,587	4,745
Separate account liabilities	1,195	1,343
Total liabilities	135,906	126,877
Equity
Class A exchangeable, Class B and Class C	12,324	9,968
Retained earnings	2,812	2,054
Accumulated other comprehensive income	1,151	204
Non-controlling interests	628	850
Total equity	16,915	13,076
Total liabilities and equity	$152,821	$139,953
Comparison as of September 30, 2025 and December 31, 2024
Total assets increased by $12.9 billion during the period to $152.8 billion, primarily driven by net annuity inflows, investment purchases and favorable unrealized fair value movements on our equity securities portfolio.
Cash and cash equivalents decreased by $34 million from December 31, 2024 to September 30, 2025, primarily driven by the continued deployment of cash and cash equivalents into our investment strategies offset by net inflows during the period. We continue to maintain a strong liquidity position across our segments. For further information, refer to “Liquidity and Capital Resources” section within this MD&A.

Total investments increased by $13.2 billion from December 31, 2024 to September 30, 2025, primarily driven by the redeployment of cash and cash equivalents into investment strategies, investment purchases and favorable unrealized fair value movements on our equity securities portfolio.
The decrease in reinsurance funds withheld of $55 million from December 31, 2024 to September 30, 2025 was primarily driven by changes in the value of their embedded derivative.
DAC are capitalized costs directly related to writing new policyholder contracts. The VOBA intangible asset arising from business combinations is also included in this line item. The increase from December 31, 2024 to September 30, 2025 was driven by new business written during the period.
Ceded unearned premiums represent a portion of unearned premiums ceded to reinsurers. The decrease of $125 million from December 31, 2024 to September 30, 2025 is primarily driven by the recognition of earned premiums subject to reinsurance.
Reinsurance recoverables and deposit assets are estimated amounts due to the Company from reinsurers or cedants, related to paid and unpaid ceded benefits, claims and expenses and are presented net of reserves for collectability. The decrease of $757 million from December 31, 2024 to September 30, 2025 is driven by a reduction in associated insurance liabilities.
Other assets were $2.7 billion as of September 30, 2025, increasing by $240 million from December 31, 2024. The balance includes current tax assets, market risk benefit asset, prepaid pension assets, as well as other miscellaneous receivables. The increase is primarily driven by an increase in miscellaneous receivables.
Intangible assets decreased by $33 million from December 31, 2024 to September 30, 2025, principally due to the amortization of intangible assets during the period.
Goodwill consists of $662 million arising from the acquisition of AEL in May 2024 as well as $121 million arising from the acquisition of American National in May 2022.
Separate account assets and liabilities both decreased by $148 million from December 31, 2024 to September 30, 2025, principally due to transfers made to the general account.
Future policy benefits and policyholders’ account balances increased by $7.7 billion from December 31, 2024 to September 30, 2025, primarily driven by annuity sales coupled with fair value movements on our embedded derivatives during the period.
Policy and contract claims decreased by $206 million from December 31, 2024 to September 30, 2025, driven by favorable loss experience in our P&C segment during the period.
Corporate and subsidiary borrowings increased by $214 million from December 31, 2024 to September 30, 2025, primarily driven by additional debt financing in the period with proceeds largely used to extinguish certain rate-reset preferred shares in our operating subsidiaries in September and October.
Total equity increased by $3.8 billion from December 31, 2024 to September 30, 2025. The increase was primarily driven by the issuance of incremental Class C shares, coupled with comprehensive income of $1.1 billion recognized during the period.

SEGMENT REVIEW
The Company’s reporting segments are Annuities, P&C, Life Insurance and Corporate and Other.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
The following table presents DOE of each of our reporting segments for the three and nine months ended September 30, 2025 and 2024:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Annuities	$399	$379	$1,231	$804
P&C	113	25	296	161
Life Insurance	37	42	109	162
Corporate and Other	(122)	(76)	(374)	(180)
DOE	$427	$370	$1,262	$947
Comparison of three months ended September 30, 2025 and 2024
Annuities – DOE within our annuities business represents contribution from both our retail and institutional platforms. DOE increased by $20 million for the three months ended September 30, 2025 compared to the prior year quarter. The increase was primarily attributable to increased investment income from our continued deployment into higher yielding investment strategies.
P&C – DOE increased by $88 million for the three months ended September 30, 2025 compared to the prior year quarter. The increase was primarily driven by improvements in our loss experience arising from underwriting actions implemented over the past twelve months.
Life Insurance – DOE was in line with the prior year quarter following the execution of the ANGI reinsurance agreement in the third quarter of 2024, whereby several ANGI subsidiaries ceded a diversified block of life business representing approximately $3.3 billion of insurance liabilities.
Corporate and Other – DOE decreased by $46 million for the three months ended September 30, 2025 compared to the prior year quarter. The decrease was primarily driven by higher interest expense coupled with increased tax expenses associated with higher DOE generated in the quarter compared to the prior year quarter.
Comparison of nine months ended September 30, 2025 and 2024
Annuities – DOE increased by $427 million for the nine months ended September 30, 2025 compared to the prior year period. The increase was primarily attributable to earnings contributed from AEL as well as increased investment income from our continued deployment into higher yielding investment strategies.
P&C – DOE increased by $135 million for the nine months ended September 30, 2025 compared to the prior year period. The increase was primarily driven by improvements in our loss experience arising from underwriting actions implemented over the past twelve months.
Life Insurance – DOE decreased by $53 million for the nine months ended September 30, 2025 compared to the prior year period. The decrease was primarily driven by the aforementioned ANGI reinsurance agreement executed in the third quarter of 2024.
Corporate and Other – DOE decreased by $194 million for the nine months ended September 30, 2025 compared to the prior year period. The decrease was primarily driven by increased operating and other expenses contributed by AEL, coupled with increased tax expenses associated with higher DOE generated in the current period compared to the prior year period.

Lines of Business
Through our operating subsidiaries, our company offers a range of retirement services, wealth protection products and tailored capital solutions focused on securing the financial futures of individuals and institutions.
Annuities
Fixed Index Annuities – Fixed index annuities allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their account value. Certain products offer a premium bonus in which the initial annuity deposit on these policies is increased at issuance by a specified premium bonus rate. Generally, the surrender charge and bonus vesting provisions of our policies are structured such that we have comparable protection from early termination between bonus and non-bonus products. The annuity contract value is equal to the sum of premiums paid, premium bonuses and interest credited (“index credits” for funds allocated to an index based strategy), which is based upon an overall limit (or “cap”) or a percentage (the “participation rate”) of the appreciation (based in certain situations on monthly averages or monthly point-to-point calculations) in a recognized index or benchmark. Caps and participation rates limit the amount of interest the policyholder may earn in any one contract year and may be adjusted by us annually subject to stated minimums.
Fixed Rate Annuities – Fixed rate deferred annuities include annual, multi-year rate guaranteed products (“MYGAs”) and single premium deferred annuities (“SPDAs”). Our annual reset fixed rate annuities have an annual interest rate (the “crediting rate”) that is guaranteed for the first policy year. After the first policy year, we have the discretionary ability to change the crediting rate once annually to any rate at or above a guaranteed minimum rate. Our MYGAs and SPDAs are similar to our annual reset products except that the initial crediting rate on MYGAs is guaranteed for a stated period of time before it may be changed at our discretion while the initial crediting rate on SPDAs is guaranteed for either three or five years.
Pension Risk Transfer – Pension Risk Transfer is the transfer by a corporate sponsor of the risks, or some of the risks, associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk. Longevity risk represents the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction commonly referred to as PRT, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued to a pension plan by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
Funding Agreements – Funding agreements are issued by certain of our insurance subsidiaries to special-purpose unaffiliated trusts in connection with our funding agreement-backed notes (“FABN”) program.
Single Premium Immediate Annuities – A single premium immediate annuity is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities – With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits. This product accounts for less than 1% of our annuities business.
Property and Casualty
Property – Property lines offer policies protecting various personal and commercial properties from man-made and natural disasters, including property insurance for homeowners and renters.
Casualty – Casualty lines include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability. Casualty lines are generally considered long-tailed as it takes a relatively long period of time to finalize and resolve all claims from a given accident year. Some products have long claims reporting lags and/or longer time lags for payment of claims.
Specialty – Specialty lines include niche insurance coverages such as garage and inland marine and offer insurance programs and fronting solutions. Specialty lines are considered generally short-tailed as claims are typically known relatively quickly, although it may take a longer period of time to finalize and resolve all claims from a given year.

Run-off and Other – Run-off and Other lines primarily consist of discontinued lines previously underwritten by our insurance subsidiaries including professional liability and surety coverages.
Life Insurance
Whole Life – Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Universal Life – Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life – Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Corporate and Other
Our Corporate and Other segment performs various corporate and other activities that support our core insurance operations. Such activities include our investment warehousing activities where we temporarily warehouse investments that will ultimately be transferred into our insurance investment portfolios in the near term. We generate investment income from warehoused investments and incur interest expenses on revolving credit facilities utilized to fund these investments. Also included in our Corporate and Other segment activities are certain hedging activities, certain charges and activities that are not attributable to our insurance operating segments and interest expense related to the Company’s corporate and subsidiary borrowings.

Net Premiums
The breakdown of premiums by product, net of ceded premiums, is as follows:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Annuities
Retail(1):
Fixed Index	$—	$2	$—	$3
Fixed Rate	—	1	—	1
Variable	—	—	—	—
Total Retail Annuities	—	3	—	4

Institutional:
Pension Risk Transfer(2)	110	328	817	1,565
Funding Agreements(1)	—	—	—	—
Total Institutional Annuities	110	328	817	1,565

Total Annuities	110	331	817	1,569

Whole Life and Others	106	135	281	412

Property and Casualty
Property	274	360	915	1,064
Casualty	230	224	684	663
Specialty	80	85	251	282
Run-off and Other	4	30	7	222
Total Property and Casualty	588	699	1,857	2,231

Total Net Premiums	$804	$1,165	$2,955	$4,212
__________________________
(1)Premiums received from retail annuities and funding agreements are generally recorded as deposits and are not included in net premiums.
(2)Premiums differ from gross annuity sales in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
Comparison of the three months ended September 30, 2025 and 2024
For the three months ended September 30, 2025, we reported total net premiums of $804 million, compared to $1.2 billion in the prior year quarter. The decrease of $361 million is primarily due to the phased withdrawal from non-core businesses in our P&C segment coupled with seasonality in our PRT business.
Comparison of the nine months ended September 30, 2025 and 2024
For the nine months ended September 30, 2025, we reported total net premiums of $3.0 billion, compared to $4.2 billion in the prior year quarter. The decrease of $1.3 billion is primarily due to the phased withdrawal from non-core businesses in our P&C segment, reinsurance agreements executed in our Life Insurance segment and seasonality in our PRT business.

Gross Annuity Sales
Gross annuity sales are comprised of all products’ deposits, which generally are not included in revenues on the statement of operations. Gross annuity sales include directly written business, flow reinsurance assumed as well as premiums and deposits generated from assumed block reinsurance transactions.
The breakdown of gross annuity sales follows:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Retail:
Fixed Index	$2,529	$2,041	$6,877	$3,735
Fixed Rate	2,128	1,802	4,208	4,028
Variable	101	17	227	47
Total Retail Annuities	4,758	3,860	11,312	7,810

Institutional:
Pension Risk Transfer(1)	280	326	999	1,572
Funding Agreements	—	—	900	—
Total Institutional Annuities	280	326	1,899	1,572

Total Gross Annuity Sales	$5,038	$4,186	$13,211	$9,382
__________________________
(1)Gross annuity sales differ from premiums in PRT, since premiums are recognized as revenue when due while they are included in sales upon deal close, which is confirmed by the counterparty.
Comparison of the three months ended September 30, 2025 and 2024
For the three months ended September 30, 2025, we reported total gross annuity sales of $5.0 billion, compared to $4.1 billion in the prior year period. The increase of $889 million is primarily driven by increased sales activity in our fixed index retail products.
Comparison of the nine months ended September 30, 2025 and 2024
For the nine months ended September 30, 2025, we reported total gross annuity sales of $13.2 billion, compared to $9.5 billion in the prior year period. The increase of $3.8 billion is primarily driven by our funding agreement issuances during the period coupled with retail sales.

Liquidity and Capital Resources
CAPITAL RESOURCES
We strive to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, access to the Company’s third-party credit facilities, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs and continue to develop relationships with lenders who provide borrowing capacity at competitive rates, while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS OF US$ MILLIONS	Sep. 30, 2025	Dec. 31, 2024
Cash and cash equivalents	$180	$311
Liquid financial assets	—	116
Undrawn credit facilities	3,564	1,608
Total Corporate Liquidity(1)	$3,744	$2,035
__________________________
(1)Total Corporate Liquidity is a Non-GAAP measure. See “Performance Measures used by Management”.
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. In June 2021, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of Class C shares or redeemable junior preferred shares. As of September 30, 2025, there was $2.0 billion of undrawn equity commitment available. In addition, in connection with the Company’s spin-off from Brookfield on June 28, 2021, we entered into a credit agreement with Brookfield as the lender, providing a revolving $400 million credit facility. We also have $1.3 billion of revolving bilateral credit facilities with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation is a matter of optimizing needs and opportunities at that time. As of September 30, 2025, there was $79 million drawn on the external bilateral facilities and no amount drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to secure attractive investment opportunities. In addition to a portfolio of highly liquid financial assets, our operating companies have additional access to liquidity from sources such as the Federal Home Loan Bank (“FHLB”) programs. As of September 30, 2025, the Company had no drawings and a total of $1.5 billion undrawn commitment available related to these programs.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As of September 30, 2025, the Company’s total liquidity was $59.0 billion, which included $180 million of unrestricted cash and cash equivalents held by non-regulated corporate entities.

AS OF US$ MILLIONS	Sep. 30, 2025	Dec. 31, 2024
Cash and cash equivalents	$12,209	$12,243
Liquid financial assets	44,639	39,195
Undrawn credit facilities	2,103	1,608
Total Liquidity(1)	$58,951	$53,046
__________________________
(1)Total Liquidity is a Non-GAAP measure. See “Performance Measures used by Management”.
As of September 30, 2025 and December 31, 2024, 89% and 87% of the Company’s Total Liquidity was held by our U.S. insurance subsidiaries, respectively.

In addition to the total corporate liquidity and total liquidity, we maintain a strong capital position across our regulated insurance subsidiaries and holding companies to fulfill our commitment to the policyholders and retirees we serve. Our capital position underpins the A financial strength ratings assigned to our life and annuity companies and the investment grade ratings for our life and annuity holding companies.
Comparison of the nine months ended September 30, 2025 and 2024
The following table presents a summary of our cash flows and ending cash balances for the nine months ended September 30, 2025 and 2024:

FOR THE NINE MONTHS ENDED SEP. 30 US$ MILLIONS	2025	2024
Operating activities	$1,488	$2,318
Investing activities	(5,949)	5,676
Financing activities	4,403	2,353
Cash and cash equivalents:
Cash and cash equivalents, beginning of period	12,243	4,308
Net change during the period	(58)	10,347
Foreign exchange on cash balances held in foreign currencies	24	(28)
Cash and cash equivalents, end of period	$12,209	$14,627
Operating Activities
For the nine months ended September 30, 2025, we generated $1.5 billion of cash from operating activities compared to $2.3 billion generated during the prior year. The decrease is primarily due to seasonality in our PRT business, resulting in lower sales during the period relative to the prior year period.
Investing Activities
During the current period, $5.9 billion of cash outflows from investing activities arose as we continue to deploy cash and cash equivalents into investments, coupled with the continued rotation of our investment portfolio into higher yielding investment strategies, compared to net proceeds received from the sale of investments of $5.7 billion in the prior year period.
Financing Activities
For the nine months ended September 30, 2025, we had a net cash inflow of $4.4 billion, which increased from a net cash inflow of $2.4 billion in the prior year period. The increase was primarily driven by deposits received on policyholders’ accounts, partially offset by withdrawals on such accounts.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the Company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As of September 30, 2025, our total equity was $16.9 billion. Included in equity was approximately $280 million and $188 million invested in Canadian dollars and British pounds, respectively. As of September 30, 2025, we had a notional $10.8 billion (December 31, 2024 – $5.3 billion) of foreign exchange forward and cross currency forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 9, “Derivative Instruments” in the notes to the financial statements.

Future Capital Obligations and Requirements
As of September 30, 2025, the Company and its subsidiaries, in aggregate, had total unfunded investment commitments of $11.3 billion (December 31, 2024 - $10.3 billion). These commitments, when funded, are primarily recognized as mortgage loans, private loans, investment funds, investment real estate and other invested assets. For additional information, see Note 28, “Financial Commitments and Contingencies” in the notes to the financial statements.
The following is the maturity by year on corporate and subsidiary borrowings:

	Payments due by year
AS OF SEP. 30, 2025 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$572	—	493	—	—	—	79	—
Subsidiary borrowings	$3,993	(71)	—	1,100	300	—	600	2,064

	Payments due by year
AS OF DEC. 31, 2024 US$ MILLIONS	Total	Unamortized discount and issuance costs	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Corporate borrowings	$1,022	—	1,005	—	—	—	17	—
Subsidiary borrowings	$3,329	(79)	—	—	1,800	—	600	1,008
For additional information, see Note 21, “Corporate and Subsidiary Borrowings” in the notes to the financial statements.
Capital Management
Capital management is the ongoing process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with regulatory capital requirements.
The Company and its subsidiaries take an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The operating capital levels are determined by each respective operating company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, additional stress techniques are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
American National, AEL and certain Argo subsidiaries are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
Freestone Re Ltd., Argo Re Ltd. and NER Ltd. are required to maintain minimum statutory capital and surplus equal to the minimum solvency margin and the minimum economic capital and surplus equal to the enhanced capital requirement as determined by the Bermuda Monetary Authority (“BMA”). The Enhanced Capital Requirement (“ECR”) is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of a company’s business.
BAC Canada is subject to the Life Insurance Capital Adequacy Test (“LICAT”) as determined by Office of the Superintendent of Financial Institutions (“OSFI”). The LICAT ratio compares the regulatory capital resources of an insurance company to its Base Solvency Buffer or required capital.
BAC UK is subject to the assessment of its capital adequacy under a prudential regulatory framework known as Solvency UK determined by the Prudential Regulatory Authority (“PRA”), which is a new framework introduced to replace the European Union’s Solvency II regime, effective December 31, 2024.
The Company has determined that it is in compliance with all capital requirements as of September 30, 2025 and December 31, 2024.

Brookfield Operating Results
An investment in the Class A exchangeable shares of the Company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s operating results for the three and nine months ended September 30, 2025 and 2024 and is provided below:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Revenues	$18,917	$20,623	$54,944	$66,580
Net income attributable to Brookfield shareholders	219	64	564	209
Net income of consolidated business	284	1,518	1,554	1,752
Net income per share:
Basic	0.08	0.01	0.20	0.04
Diluted	0.08	0.01	0.19	0.04
Distributable earnings before realizations	1,333	1,259	3,887	3,373
For the three and nine months ended September 30, 2025, Brookfield’s pro rata share of our DOE represented approximately 32% and 32% of their total distributable earnings before realizations, respectively. For the three and nine months ended September 30, 2024, Brookfield’s pro rata share of our DOE represented approximately 29% and 28% of their total distributable earnings before realizations, respectively.
Each exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Brookfield Class A Share or its cash equivalent (the form of payment to be determined at the election of Brookfield), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Brookfield Class A Shares. We therefore expect that the market price of the exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, careful consideration should be made to the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR+ at www.sedarplus.com.
Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. Refer to “Industry Trends and Factors Affecting Our Performance” included in the MD&A of our most recent annual report on Form 20-F.
Critical Accounting Policies and Estimates
The preparation of the financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years. Refer to “Critical Accounting Policy and Estimates” included in the MD&A of our most recent annual report on Form 20-F.

Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain Non-GAAP measures, including DOE, Net Investment Income including Reinsurance Funds Withheld, Cost of Funds, Total Corporate Liquidity, Total Liquidity and Adjusted Equity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” and “Liquidity and Capital Resources” sections of this MD&A for further discussion on our performance and Non-GAAP measures for the three and nine months ended September 30, 2025 and 2024.
Non-GAAP Measures
We regularly monitor certain Non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-GAAP financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with GAAP. These Non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described Non-GAAP measures reported by other companies, including those within our industry. Consequently, our Non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure in our financial statements for the periods presented. The Non-GAAP financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.
Distributable Operating Earnings
We use DOE to assess operating results and the performance of our businesses. We define DOE as net income after applicable taxes excluding the impact of depreciation and amortization, deferred income taxes related to basis and other changes, and breakage and transaction costs, as well as certain investment and insurance reserve gains and losses, including gains and losses related to asset and liability matching strategies, non-operating adjustments related to changes in cash flow assumptions for future policy benefits and change in market risk benefits, and is inclusive of returns on equity invested in certain variable interest entities and our share of adjusted earnings from our investments in certain associates.
DOE is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. DOE is therefore unlikely to be comparable to similar measures presented by other issuers. We believe our presentation of DOE is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of DOE also provide investors enhanced comparability of our ongoing performance across years.
Net investment income, including reinsurance funds withheld and Cost of funds form part of DOE and represent net investment income inclusive of certain investment gains and losses and expenses directly attributable to our core insurance operations, respectively, that are not otherwise excluded from DOE.
Adjusted Equity
Adjusted Equity represents the total economic equity of our company through our class A, B and C shares, excluding the impact of accumulated other comprehensive income, non-controlling interest and the accumulated after tax impact of certain adjustments related to mark-to-market gains and losses on investments, derivatives and insurance contracts. Prior to the redesignation of our Class A-1 shares and the conversion of all of our redeemable junior preferred shares by Brookfield to our Class C shares in 2024, Adjusted Equity also included Class A-1 shares and the redeemable junior preferred shares.
We use Adjusted Equity to assess our return on our equity and believe it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. For comparability with peers and to align with our measure of operating performance, we changed the composition of Adjusted Equity in the second quarter of 2025 to exclude non-controlling interest and the accumulated after tax impact of certain investment and insurance reserve gains and losses. We have restated all applicable comparative information.

Total Corporate Liquidity and Total Liquidity
Corporate Liquidity is a measure of our liquidity position and includes cash and cash equivalents, undrawn revolving credit facilities and liquid financial assets held by non-regulated corporate entities. Total Liquidity includes liquidity within our regulated insurance entities.
The followings contain further details regarding our use of the Non-GAAP measures, as well as a reconciliation of GAAP consolidated net income and total equity to these measures:
Reconciliation of Non-GAAP Measures
The following table reconciles our net income to DOE:

FOR THE PERIODS ENDED SEP. 30 US$ MILLIONS	Three Months Ended		Nine Months Ended
	2025	2024	2025	2024
Net income	$608	$65	$842	$671
Mark-to-market losses (gains) on investments, including reinsurance funds withheld(1)	(301)	(233)	(328)	(411)
Mark-to-market losses (gains) on insurance contracts and other net assets(2)(3)	2	595	638	867
Deferred income tax expense (recovery) relating to basis and other changes	55	(127)	(124)	(455)
Transaction costs	12	32	67	181
Depreciation and amortization expenses	51	38	167	94
DOE	$427	$370	$1,262	$947
__________________________
(1)“Mark-to-market losses (gains) on investments, including reinsurance funds withheld” primarily represent mark-to-market gains or losses on our investments and reinsurance funds withheld. Mark-to-market gains or losses on our investments are presented as “Investment related gains (losses)” on the statements of operations. See Note 10, “Net Investment Income and Investment Related Gains (Losses)” in the notes to the financial statements for additional details. Mark-to-market gains or losses on reinsurance funds withheld are included in “Net investment results from reinsurance funds withheld” and represent the change in fair value of their embedded derivative during the period. See Note 9, “Derivative Instruments” in the notes to the financial statements for additional details.
(2)“Mark-to-market losses (gains) on insurance contracts and other net assets” principally represents the mark-to-market effect on insurance-related liabilities, net of reinsurance, due to changes in market risks (e.g., interest rates, equity markets and equity index volatility). These mark-to-market effects are primarily included in “Interest sensitive contract benefits”, “Change in fair value of insurance-related derivatives and embedded derivatives” and “Change in fair value of market risk benefits” on the statements of operations. See the following notes to the financial statements for additional information: (i) Note 9, “Derivative Instruments”; (ii) Note 18, “Policyholders’ Account Balances”; and (iii) Note 19, “Market Risk Benefits”.
(3)Included in “Mark-to-market losses (gains) on insurance contracts and other net assets” are “returns on equity invested in certain variable interest entities” and “our share of adjusted earnings from our investments in certain associates” as stated in the definition of DOE. “Returns on equity invested in certain variable interest entities” primarily represent equity-accounted income from our investments in real estate partnerships and investment funds and are included in “Net investment income” on the statements of operations. Additionally, “our share of adjusted earnings from our investments in certain associates” represents our share of DOE from AEL following the announcement of our acquisition in the third quarter of 2023, which is no longer applicable given our acquisition of AEL in May 2024.
The following table reconciles our GAAP total equity to Adjusted Equity:

AS OF SEP. 30 US$ MILLIONS	2025	2024
Total equity	$16,915	$10,174
Add:
Redeemable junior preferred shares	—	2,779
Less:
Accumulated other comprehensive income	(1,151)	(1,519)
Non-controlling interests	(628)	(849)
Accumulated unrealized mark-to-market losses (gains), net of tax	77	175
Adjusted Equity	$15,213	$10,760

Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the Company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the Company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Company, Brookfield’s or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
We caution that the factors that could cause our actual results to vary from our forward-looking statements described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent annual report on Form 20-F and other risks and factors that are described therein.